FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: April 20, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

February 24, 2004

Introduction

Management's discussion and analysis ("MD&A") focuses on significant factors that affected Pan American Silver Corp.'s and its subsidiaries ("Pan American" or the "Company") performance and such factors that may affect its future performance.  In order to better understand the MD&A, it should be read in conjunction with the audited consolidated financial statements and the related notes contained herein.  Pan American's reporting currency is the United States dollar and all amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Pan American's significant accounting policies are set out in Note 2 of the audited consolidated financial statements. Differences between Canadian and United States generally accepted accounting principles that would affect the Company's reported financial results are set out in Note 18.

This MD&A is comprised of the following sections: The "Overview of 2003" provides an analysis of Pan American's financial results and operating performance, after discussing the critical accounting policies and significant events and transactions that had a material bearing on the results and performance in 2003. A detailed analysis of each mine's operating performance in 2003 and our forecasts for 2004 are provided. Also provided under this section is a reconciliation of our consolidated cash cost per ounce of silver produced. The "Liquidity and Capital Resources" section describes our current financial condition and discusses our expected capital and liquidity requirements for 2004 and beyond. The "Risks and Uncertainty" section discusses the risks associated with Pan American's business and our risk management programs to mitigate such risks. Finally, in the "Outlook" section we provide Pan American's expectations regarding the Company's exploration and development projects and the metal markets.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under Risks and Uncertainties in this MD&A and other risk factors listed from time-to-time in the Company's Annual Information Form or Form 40-F.

Additional information about Pan American and its business activities is available on SEDAR at www.sedar.com.

Overview of 2003

In order to better understand Pan American's financial results and operating performance in 2003, it is important to gain an appreciation for the critical accounting policies that have been adopted by Pan American and the significant events and transactions that occurred during the year.

Critical accounting policies

Pan American has chosen to early adopt CICA Handbook Section 3870 - Stock-Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the 2003 financial year, with a corresponding credit to Additional Paid in Capital under the Shareholders' Equity section of the balance sheet. The fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions - no dividends were paid, a weighted average volatility of the Company's share price of 58%, weighted average annual risk free rate of 4.03% and an expected life of 3.5 years.  The resulting weighted average option valuation is $2.74 per share for a total expense related to stock options in 2003 of $2.9 million (2002 - $0.3 million).

The Company has also chosen to early adopt CICA Handbook Section 3110, which is the equivalent of FASB Statement No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets.  Accordingly, the Company's provision for reclamation of $13 million was removed from the accounts with a credit to earnings.  The expected fair value of future site restoration costs for the La Colorada, Huaron and Quiruvilca mines is estimated using a discount rate of 5% at $21.2 million, which has been recorded as part of the carrying value of the mines and as a corresponding liability.  We estimate the amount of this future liability that has been incurred up until December 31, 2003 was $13 million, which we have charged to income with a corresponding write down of the carrying value of the assets. Thus, the net effect on income is $nil in 2003; however the Company's assets and liabilities as stated on the balance sheet have been increased to reflect the fair value of the anticipated future liability. The Company will review these estimates on an annual basis. In future periods, assuming no change in estimates, operations will be charged with annual amortization of future site restoration costs of about $0.8 million and the annual accretion of the liability for future site restoration costs of about $0.5 million.

The CICA Handbook requires that both Section 3870 and Section 3110 be applied for fiscal year beginning on or after January 1, 2004.

Canadian GAAP requires that certain financial instruments with characteristics of both liabilities and equity be recorded as part debt and part equity. On July 30, 2003 the Company issued 5.25% convertible unsecured senior subordinated debentures (the "Debentures"), which fall into this category of financial instruments and are thus accounted for as explained in Note 11 to the audited consolidated financial statements. A reader might expect the interest cost associated with the Debentures to be reflected in the statement of operations as interest expense.  However, Canadian GAAP requires the interest payment be accounted for in a manner parallel to the initial recognition of the Debentures as part debt, recognizing the accretion of the liability component of the Debentures as a charge to earnings, and part equity with the accretion of the Debenture equity component charged directly to the Deficit.  Similarly, a reader might expect that the Debentures issue costs would be amortized over the minimum life of the Debentures and be reflected as a charge in the statement of operations.  Since all of the issue costs were charged to Shareholders' Equity when the Debentures were issued, no amortization of those costs is recorded.

During the third quarter of 2002, the Company commenced an expansion program at the La Colorada mine in Mexico. From that point through to December 31, 2003, operating results at La Colorada were capitalized as "Mineral Property, Plant and Equipment". In 2003, the Company spent $12.3 million on the project expansion, including $0.9 million in deferred pre-operating costs. From January 1, 2004, La Colorada is in commercial production for accounting purposes and accordingly, all revenues generated and related operating expenses will be accounted for in the Statement of Operations. In addition, the mine's book value will be amortized to earnings on a unit of production basis.

Significant Events and Transactions

Corner Bay Silver Inc. Acquisition

The acquisition of Corner Bay Silver Inc. ("Corner Bay") was completed on February 20, 2003.  Corner Bay was a silver exploration company with one significant mineral property (the Alamo Dorado property).  The consideration paid to acquire 100 % of Corner Bay was 7,636,659 common shares of the Company, 3,818,329 warrants to purchase common shares of the Company (the "Pan American warrants") and 553,847 options to purchase common shares of the Company.  The common shares of the Company were valued at $54.2 million, the Pan American warrants were valued at $8.9 million and the options granted had value of $1.1 million resulting in a purchase price of $64.2 million (exclusive of acquisition costs of $0.7 million).

The Alamo Dorado property is located in the State of Sonora, Mexico near the border of Sinaloa, Mexico.  It consists of two concessions covering an area of 5,369 hectares (13,266 acres) that, under Mexican law, are renewable for a fifty-year term.  In 2002, prior to the Company's acquisition of Corner Bay, AMEC E&C Services, Inc., an independent engineering consulting firm prepared a feasibility study, which the Company believes confirmed that the development of a mine at the Alamo Dorado property would provide an acceptable rate of return. However, Pan American believes that it is prudent to determine the optimum mining and processing method for the Alamo Dorado ore body by conducting additional geological, engineering and metallurgical studies through the first half of 2004.  During 2003, $1.3 million was spent at Alamo Dorado in connection with those studies, property and related payments, permitting, environmental work and exploration.  For the first half of calendar 2004 the Company has budgeted $1.4 million for completion, culminating in a new feasibility study.  All direct spending related to Alamo Dorado is capitalized.  At December 31, 2003 the carrying value of Alamo Dorado consists of:

The purchase price for 100 % of Corner Bay

$64.2 million

Less: Working capital acquired

            ($2.4 million)

Less: Equipment acquired

($2.5 million)

Provision for future income taxes

$19.0 million

Costs of acquiring Corner Bay

            $  0.7 million

Direct costs incurred in 2003

$  1.3 million

----------------

Total carrying value

$80.1 million

=========

The provision for future income taxes incorporated in the carrying value above arises due to the expected difference between future years' income subject to tax and income for accounting purposes.  The expected difference is due to the fact that the carrying value of Alamo Dorado for income tax purposes is lower than the amount paid for Corner Bay. As a consequence, future years' income subject to income tax will be greater than income for accounting purposes which would, in the absence of other possible tax benefits, result in greater tax payments than accounting tax provisions.

Convertible Debentures

On July 30, 2003 the Company issued $75 million of 5.25% Debentures due July 31, 2009 to a syndicate of Underwriters. As part of the underwriting agreement the Company granted the Underwriters an option exercisable for up to 30 days after July 30, 2003 to purchase up to an additional $11.25 million principal amount of Debentures on the same terms and conditions. On August 8, 2003 this option was exercised and the Company issued an additional $11.25 million of Debentures.  After commissions and expenses the net proceeds received from issuing the Debentures was $83.0 million.

Interest on the debentures is payable semi-annually beginning on January 31, 2004.  The Company has the option to fund interest payments from the proceeds of the sale of Common Shares issued by the Company to a trustee for the purpose of making such sales on the open market.

The Company also has the option to elect to satisfy its obligation to repay the principal amount of the outstanding Debentures by issuing, to the holders of the Debentures, Common Shares of the Company in an amount equal to the principal amount of the outstanding Debentures divided by 95% of the weighted average trading price of the Common Shares for the 20 consecutive trading days ending 5 days before the date fixed for repayment.

La Colorada expansion

Pan American substantially completed a major expansion at its La Colorada silver mine in Mexico in the second half of 2003. The total cost of the expansion, which commenced in 2002, was approximately $19 million.

The expansion included the construction of a 600 tonne per day oxide mill, which will add to the mine's production from the existing 200 tonne per day sulphide mill .The feasibility study for the expanded La Colorada mine predicted production of 2.3 million ounces of silver in 2003 increasing, in subsequent years, to about 4 million ounces per year.  Production at La Colorada, however, has not reached design capacity as quickly as anticipated in the study for the expansion. Actual silver production in 2003 was approximately 1 million ounces and silver production for 2004 is expected to be approximately 3 million ounces.  Production at La Colorada is expected to reach design capacity during the third quarter of 2004, following additional capital expenditures of approximately $1.5 million to be incurred during 2004.

To finance part of the expansion, the Company's wholly-owned subsidiary Plata Panamericana S.A. de C.V. ("Plata") drew down $9,500,000 of the La Colorada project loan facility with International Finance Corporation ("IFC").  Pan American has provided a guarantee of Plata's obligations under the project loan facility, which is secured by a pledge of the Company's ownership in Plata until the passing of predetermined technical and financial completion tests ("financial completion"), after which the guarantee is released. The IFC loan bears interest at six-month LIBOR plus 3.50% until financial completion and six-month LIBOR plus 3.25% thereafter and is repayable in semi-annual installments of $1,000,000 commencing November 15, 2004 until November 15, 2008, with a final repayment of $500,000 due on May 15, 2009.  Financial completion was expected to be achieved before the first scheduled loan repayment.  Management now believes that financial completion will not occur until after November 2004, but before the second scheduled loan payment.  Most of the assets of Plata are pledged as security for the loan.

In addition to the interest payments on the outstanding balance of the IFC loan, Pan American will be required to make additional payments to IFC by May 15th of each year if the average price of silver for the preceding calendar year exceeded $4.75 per ounce.  Such payment would be equal to 20% of the positive difference between the average price per ounce of silver for a year and $4.75 multiplied by the number of ounces of silver produced by the La Colorada mine divided by $9,500,000 and multiplied by the greater of the loan balance at the end of the year or the originally scheduled loan balance at the end of a year.

Huaron Expansion

In July 2003, Pan American initiated technical and economic evaluations of a possible expansion of the Huaron mine in Peru, which would increase the mine's production.  The first phase of the engineering portion of this study was completed in January 2004 and the other components of the study are expected to be completed later in 2004.  As part of the feasibility study, a $1 million drill program was initiated to upgrade the mine's resources and to increase the proven and probable reserve base. Expenditures related to the expansion were capitalized as "Mineral Property, Plant and Equipment". In 2003, the Company spent $0.6 million on the project expansion.

In October 2003, Pan American bought back the existing 3% net smelter royalty on the Huaron mine from a group of Peruvian companies for a total of $2.5 million in cash. At current production levels and a silver price of $5 per ounce, the buyout of the royalty will reduce the mine's cash costs by approximately $850,000 per year, starting in 2006. The cost of buying back the royalty was added to the carrying value of the mine and will be depreciated on a unit of production basis.

Financial Results

The table below sets out the quarterly results, expressed in thousands of US dollars, for the past 12 quarters, together with select balance sheet information for the prior three years.

[Intentionally left blank]

Quarters Ended			*(unaudited)*	Years Ended
2003	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$7,822	$12,553	$11,890	$12,857	$45,122
Operating Profit*	$393	$1,220	$1,690	$2,041	$5,344
General & Administration	($401)	($582)	($565)	($1,184)	($2,732)
Exploration	($496)	($492)	($600)	($955)	($2,543)
Net loss for the period	($1,104)	($442)	($390)	($4,858)	($6,794)
Net loss per share	($0.02)	($0.01)	($0.01)	($0.15)	($0.20)
Other financial information:					
Total Assets					$279,883
Total long-term financial liabilities					$73,137
Total Shareholders Equity					$184,098
2002	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
(restated)					
Revenue	$10,199	$11,615	$11,195	$12,084	$45,093
Operating Profit/(Loss)*	$997	$808	($252)	$379	$1,932
General & Administration	($359)	($498)	($379)	($462)	($1,698)
Exploration	($83)	($260)	($234)	($629)	($1,206)
Net loss before Write-down of Properties	($1,303)	($1,247)	($2,258)	($1,951)	($6,759)
Write-down of properties	$0	$0	($15,129)	($12,089)	($27,218)
Net loss for the period	($1,303)	($1,247)	($17,387)	($14,040)	($33,977)
Net loss per share	($0.03)	($0.03)	($0.40)	($0.35)	($0.81)
Other financial information:					
Total Assets					$102,945
Total long-term financial liabilities					$27,222
Total Shareholders Equity					$55,492
2001	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$4,541	$8,051	$13,791	$10,913	$37,296
Operating Profit/(Loss)*	($353)	($1,032)	($680)	($1,230)	($3,295)
General & Administration	($505)	($476)	($486)	($418)	($1,885)
Exploration	($152)	($171)	($115)	($454)	($892)
Net loss before unusual gain	($1,541)	($2,849)	($2,799)	($4,388)	($11,577)
Gain on sale of land	$0	$0	$3,500	$0	$3,500
Net profit/(loss) for the period	($1,541)	($2,849)	$701	($4,388)	($8,077)
Net profit/(loss) per share	($0.04)	($0.08)	$0.02	($0.12)	($0.22)
Other financial information:					
Total Assets					$91,517
Total long-term financial liabilities					$11,497
Total Shareholders Equity					$58,877

* Operating Profit/(Loss) is equal to total revenues less direct mine operating expenses

The net loss for 2003 was $6.8 million, compared to the net loss for 2002 of $34.0 million, which included the write down at Quiruvilca of $27.2 million.  Included in the net loss for 2003 was $2.9 million related to recognition of Stock option compensation expenses, of which $2.1 related to stock options granted in 2003.  The operating results improved greatly in 2003 as compared to 2002 as a result of the improving price environment for the metals that the Company produces and continued cost reductions, particularly at the Quiruvilca mine. In addition, the Company's Pyrite Stockpiles, acquired in November 2002, generated approximately $1.7 million in operating profit in 2003.

In 2003, revenue was almost identical to that in 2002. Lower production of zinc and lead in 2003 due to the closure of the high-cost North Zone at the Quiruvilca mine was offset by higher realized metal prices in 2003. Relative to 2002, higher base metal prices had a positive impact on revenue of about $3.0 million while the decrease in production had a negative impact of $5.6 million. Included in these numbers is the effect of the Company's base metals hedge program, which provided a realized gain of $1.0 million in 2002 and a small loss of $0.1 million in 2003. The net decrease in base metal revenue was countered by higher silver prices. Silver production was 8.64 million ounces, up from 7.8 million in 2002, however revenues associated with 1.0 million ounces produced at La Colorada were deferred as the mine was in pre-production for accounting purposes. Another factor impacting 2003 revenues was the net increase of $1.3 million concentrate inventories at the end of 2003, compared to a year earlier, as a result of the timing of shipments.  These concentrate inventories were shipped and sold in early 2004, when they were recognized in revenue.

Timing of concentrate shipments also reduced revenues in Q1 of 2003 compared to Q1 in 2002 and the other quarters in 2003. Shipping delays resulting in uneven quarterly revenues are likely to continue as the purchasers of Pan American's Peruvian-produced concentrates accumulate product into larger volumes in an attempt to lower unit shipping costs, which increased sharply during 2003.  Other variations in quarterly revenue occurred in Q2 of 2002, when the Huaron mine starting commercial production and the small-scale La Colorada mine that started shortly thereafter.

General and administrative costs were $ 1.0 million higher than last year due to the costs associated with recruitment of several new senior staff, increases in insurance premiums and the strengthening of the Canadian dollar against the US dollar. Depreciation and amortization expense was $1.5 million less in 2003 than 2002 due to the write off in 2002 of the carrying value of Quiruvilca, and all of La Colorada's 2003 expenses being capitalized. Exploration expense increased by $1.3 million because of increased pre-feasibility activities at the Company's Manantial Espejo project and the due diligence expense related to the Company's proposed acquisition of the Morococha silver mine, announced on February 9, 2004.

Total interest expense during 2003 amounted to $1.2 million, of which $0.6 million was attributable to the accretion charge from the Company's Debentures.  Interest incurred on the Huaron start-up loan and concentrate advances made up the balance of $0.6 million. During 2002 interest expense of $1.0 million consisted of $0.4 million on the Huaron start-up loan and charges related to concentrate and supplier advances of $0.6 million.

In 2002, the net loss of $34.0 million compared to a net loss of $8.1 million in 2001.   A $3.5 million gain on the sale of land occurred in 2001 while a loss on write down of Quiruvilca of $27.2 million was recognized in 2002. After excluding these unusual items the loss in 2002 of $6.7 million compared to a loss of $11.6 million in 2001.  The operating results for 2002 improved relative to 2001 due to better operating results at the Huaron mine and marginally better silver prices.  Revenue in 2002 was $7.8 million more than in 2001, principally because 2002 was the first full year of production from the Huaron mine after its start up in Q2 of 2001.   General and administrative costs in 2002 were lower than 2001 due to the effect of staff reductions and ongoing cost savings in response to record low silver and zinc prices.

Operating Performance

The following table sets out select historic and 2004 forecast consolidated operating information. For purposes of budgeting for 2004 and the forecast numbers contained in this MD&A, the Company has used the following price assumptions: silver: $5.00 per oz, zinc: $900 per tonne ($0.41 per lb), lead: $600 per tonne ($0.27 per lb), copper: $1,900 per tonne ($0.86 per lb). The numbers below are based on the assumptions that the Company will take ownership of the Morococha mine on June 30, 2004 and that mining activities at Quiruvilca will terminate in the third quarter of 2004.

	2004 Forecast	2003	2002	2001
Production
Silver ounces	10,703,801	8,641,914	7,765,154	6,940,171
Zinc tonnes	35,860	31,797	39,081	30,894
Lead tonnes	18,759	18,990	20,790	17,187
Copper tones	3,248	3,143	2,847	2,163
Costs
Cash cost per ounce	$3.34	$4.09	$4.03	$4.35
Non-cash cost per ounce	$1.00	$0.53	$0.76	$0.68
Total cost per ounce	$4.34	$4.62	$4.79	$5.03

The silver production figures for 2003 above include 992,142 ounces of silver (2002 - 252,262 ounces) produced at La Colorada while the mine was in pre-production for accounting purposes.

No decision has yet been made with respect to a possible closure of the Quiruvilca Mine, which had previously been contemplated for the later part of 2004. If management pursues a longer-term operating plan for Quiruvilca, additional silver production in 2003 of approximately 1,250,000 ounces will be produced. The proposed acquisition of Morococha is structured such that Pan American will  receive the after tax net cash flow generated by the mine from November 2003 until the closing.. Therefore, Pan American will benefit directly from Morococha silver production for the full 2004 year. Management estimates that 1,400,000 ounces of silver will be produced at Morococha in the first half of 2004, which has not been included in the 2004 estimates above.

An analysis of each mine's operating performance in 2003 measured against historical performance follows, together with Management's forecasts for each operation's performance in 2004.

            Huaron mine

	2004 Forecast	2003	2002	2001
Tonnes milled	628,500	605,790	606,300	367,274
Cost per tonne	$42.67	$41.87	$38.71	$39.73
Silver ounces	4,375,408	4,365,061	4,527,971	2,897,946
Zinc tonnes	20,892	18,855	20,896	9,574
Lead tonnes	12,968	14,246	14,006	8,445
Copper tonnes	2,198	1,332	1,740	959
Tonnes Shipped
Zinc concentrate	40,962	34,819	43,988	14,237
Lead concentrate	24,915	27,602	26,219	14,723
Copper concentrate	7,636	5,687	6,249	3,915

For 2003, the mine's NSR per tonne was close to expectations at $45.77, but its cost per tonne was higher than expected at $41.87 compared to a forecast of $37.96. Tonnage and grade shortfalls related to poor ground conditions resulted in below expected production, which accounted for the higher than planned cost per tonne.

Huaron's average NSR per tonne for 2004 is expected to be about $51.60 and its budgeted average cost per tonne is $42.67, which should generate approximately $3.1 million in operating cash flow.  The expansion program at Huaron, together with sustaining capital is expected to require about $5.9 million of spending in 2004.

Pyrite Stockpiles

Pan American acquired the right to mine and sell certain stockpiled ore from Volcan Minera S.A. de C.V. in November 2002.  Following is a table showing production from November 2002 to December 31, 2002, 2003 production and the expected 2004 production.

	2004 Forecast	2003	2002
Tonnes sold	57,600	65,255	9,018
Cost per tonne	$8.30	$8.49	$8.50
Silver ounces	706,030	790,803	101,459

For 2003, Pan American expected to sell 45,000 tonnes of this ore containing 535,000 ounces of silver to generate a net cash flow of about $1.4 million, but actual performance exceeded budget and generated cash flow of approximately $2.3 million during the year.

For 2004, Management expects that 57,600 tonnes of ore will generate a net cash flow of approximately $2.0 million.

Quiruvilca mine

2003 saw a significant transformation at Quiruvilca. Production levels at the mine were reduced in August of 2003 from approximately 45,000 tonnes per month to approximately 30,000 tonnes per month with the closure of the high-cost North Zone. At this reduced rate, the mine has been able to decrease its operating costs to the point where it became profitable in the last quarter. In the light of this return to profitability, a long-term operating plan is currently being developed. As such, no decision has yet been made with respect to a possible closure of the Quiruvilca Mine. The projections for 2004 below assume that mining activities will conclude sometime between July and September in 2004.

	2004 Forecast	2003	2002	2001	2000
Tonnes milled	205,262	442,093	508,352	568,451	615,382
Cost per tonne	$36.41	$39.20	$40.01	$43.23	$44.14
Silver ounces	1,159,943	2,493,908	2,509,689	3,259,372	3,611,589
Zinc tonnes	7,230	12,509	17,852	21,009	24,462
Lead tonnes	2687	4,361	6,468	8,358	8,740
Copper tonnes	426	1,811	1,107	1,204	1,215
Tonnes Shipped
Zinc concentrate	12,450	27,481	27,511	39,475	42,039
Lead concentrate	4,479	6,425	9,901	12,975	14,899
Copper concentrate	2,364	7,938	4,706	5,602	5,970

Last year, Management expected that Quiruvilca would realize an average NSR per tonne of $35.88 and that its operating costs would be about $40.66 per tonne milled, generating a loss of approximately $2.5 million.  The average NSR per tonne realized for the year was actually $37.24 due to higher prices and better grade than anticipated in the last quarter. With operating costs at $39.20 per tonne, the mine generated a loss for the year of approximately $1.6 million. However, during the fourth quarter of 2003, Quiruvilca was profitable. For 2004, Management expects Quiruvilca's average NSR per tonne to be $45.07 and its budgeted average cost per tonne to be $36.41, which should result in an operating profit of approximately $4.5 million.

Pan American has budgeted $2.9 million for concurrent reclamation and closure related costs at Quiruvilca in calendar 2004 (including closing of adits, rehabilitation of tailings ponds and waste dumps and water treatment).  This forecast could change significantly in the event that the Company decides to continue to operate the mine to the end of 2004 and beyond. Pan American's current expectation for future reclamation expenditures at Quiruvilca after 2004 is approximately $12 million, which has been fully provided for on the Company's balance sheet.

La Colorada mine

During 2002 the Company started a $20 million expansion of the La Colorada mine.  The expansion was completed in late 2003, and the mine will commence commercial production for accounting purposes on January 1, 2004. As such, all revenue and expense items were capitalized and added to the carrying value, which will be amortized on a unit of production basis. At full production, 600 tonnes per day of mill throughput will consist of oxide ore that will produce silver dore and 200 tonnes per day will be sulphide material that will produce lead-silver and zinc concentrates.

During the 2003 pre-production period, the mine produced 1.0 million ounces of silver. Revenues from silver and concentrate sales were netted against pre-production operating costs with the balance of $0.9 million capitalized to carrying value.

For 2004, Management expects the following production and cost from the mine:

2004 Forecast
Production
Silver ounces	3,067,209
Zinc tonnes	417
Lead tonnes	658
Gold ounces	2,271
Costs
Cash cost per ounce	$3.66
Non-cash cost per ounce	$1.54
Total cost per ounce	$5.20

La Colorada's average cash cost per ounce in 2004 is expected to be about $3.66 and at forecast silver prices of $5, the mine should generate operating cash flow of $4 million.  Initial development capital and sustaining capital is expected to require about $2.8 million of spending in 2004.

Morococha

The Company announced the proposed acquisition of the Morococha silver mine in central Peru on February 9, 2004, which is subject to regulatory approval and other conditions. The Company has subsequently entered into an agreement to purchase all of the issued and outstanding shares of a corporation organized under Peruvian company law, which holds mining concessions and operations that are complementary to the Morococha mine for US$1.5 million in cash.  This acquisition is also subject to regulatory approval and a number of conditions. The Company expects these transactions to conclude in June 2004. Morococha is immediately accretive to production, cash flow and earnings. The following table sets out Management's expectations for the second half of 2004:

2H 2004 Forecast
Production
Silver ounces	1,395,211
Zinc tonnes	7,320
Lead tonnes	2,446
Copper tonnes	625
Costs
Cash cost per ounce	$2.88
Non-cash cost per ounce	$0.74
Total cost per ounce	$3.62

Morococha's average cash cost per ounce in 2004 is expected to be about $2.88 and at forecast silver prices of $5, should generate operating cash flow of $3 million.  The Company plans to invest about $4.3 million into development and upgrading the plant and other facilities at the mine in 2004.

Cost per Ounce of Silver Calculations

Pan American reports two performance measures - cash cost per ounce and total production cost per ounce of silver produced.  These non-GAAP measures are widely reported in the silver mining industry as benchmarks for performance measurement but do not have any standardized meaning.  To facilitate a better understanding of these measures as calculated by Pan American, we have provided a detailed reconciliation of these measures to our operating, depreciation and amortization and reclamation expenses as shown in our audited Consolidated Statement of Operations for 2003 and 2002.

[Intentionally left blank]

* The calculations for 2002 above correct and replace the previous calculations reported by the Company. The Company had reported cash costs per ounce of silver of $4.16 and total costs per ounce of silver of $4.94 for 2002.

Liquidity and Capital Resources

At December 31, 2003, cash and cash equivalents plus short-term investments were $89.1 million, a $78.9 million increase from December 31, 2002.  This increase was due to cash generated from financing activities of $99.1 million, partially used by investments in mineral property, plant and equipment of $17.4 million and operating activities of $4.0 million.  Financing activities included the issuance of the Debentures for net proceeds of $83.0 million, shares issued for cash of $8.3 million and a net draw down of bank loans of $7.7 million.  Investing activities consisted of expenditures at La Colorada of $11.4 million, $4.2 million at Huaron and $1.3 million at Alamo Dorado. Cash used by operations of $3.8 million included $5.0 million consumed by changes in the Company's operating working capital items, most notably a reduction of accounts payable of $4.2 million.

Working capital at December 31, 2003 was $81.9 million, an improvement of $79.5 million from the prior year-end.  The improvement is due largely to the $78.9 million increase in cash and cash equivalents plus short-term investments, a reduction in accounts payable of $4.2 million and increased concentrate inventories of $1.3 million.

Capital resources at December 31, 2003 amounted to shareholders' equity of $184.1 million, long-term bank loans and capital leases of $10.8 million and deferred revenue of $0.9 million.  At the date of this MD&A, the Company had issued 53,223,852 shares.

Cash at December 31, 2002 amounted to $10.2 million, which was an increase of $6.9 million from December 31, 2001.  This increase, together with operating activities of $0.7 million, investing activities of $10.9 million and loan repayments of $3.3 million were financed by the issuance of shares for net cash receipts of $21.9 million.  La Colorada's construction activities required expenditures of $8.3 million, while $0.6 million was spent at Quiruvilca and $0.7 million at Huaron.

Working capital was $2.4 million at December 31, 2002, compared to a working capital deficiency at December 31, 2001 of $0.1 million.  The $2.5 million increase was due to the  $6.9 million increase in cash partially offset by the reclassification of $3.0 million of prepaid taxes to long-term assets,  $1.8 million write down of Quiruvilca's spare parts and supplies and net changes in other non-cash working capital items.

Planned capital expenditures in 2004 amount to approximately $55.6 million, including the acquisition of the Morococha mine for $36.5 million. In addition to the acquisition cost, the Company plans to spend a further $4.3 million on development and upgrades to infrastructure at the mine. The expansion program at Huaron, together with sustaining capital amounts to $5.9 million. Capital requirements at La Colorada are anticipated to be approximately $2.8 million. Ongoing feasibility work at Alamo Dorado is forecasted at approximately $4.6 million. In addition to these capital expenditures, the Company anticipates debt repayments of $3.9 million and reducing reclamation liabilities through concurrent reclamation spending at Quiruvilca of $2.9 million.

The Company does not expect the impact of inflation to have a material bearing on the Company's financial position, operational performance or cash flows for the foreseeable future.

Based on the Company's financial position at December 31, 2003 and the operating cash flows that are expected in 2004, management believes that the Company's liquid assets are more than sufficient to fund planned operating and project development and sustaining capital expenditures and discharge liabilities as they come due. The following table sets out the Company's contractual obligations together with the timing of payments of these obligations.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years

Long Term Debt:
Convertible debentures	86,250,000	-	-	-	86,250,000
Huaron Loan	3,521,000	1,625,000	1,896,000	-	-
IFC Loan	9,500,000	1,000,000	6,000,000	2,500,000	-
Total Long Term Debt	99,271,000	2,625,000	7,896,000	2,500,000	86,250,000

Capital Lease	420,500	14,300	406,200	-	-

Total Contractual Obligations	99,691,500	2,639,300	8,302,200	2,500,000	86,250,000

The Company expects annual interest payments related to these contractual obligations of between $5.0 million and $4.5 million over the next 5 years. Under the terms of the Debenture, the Company has the option to fund annual interest payments of $4.5 million from the proceeds of the sale of Common Shares.

Risks and Uncertainties

Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold. The Company's revenues are extremely dependent on metal prices that fluctuate widely and are beyond the Company's control. The following table sets out the daily high, low and average London Metal Exchange Cash Settlement prices for base metals and the London Bullion Dealers price for silver and the annualized historic volatility of those metal prices for the periods indicated.

	2003	2002	2001
Silver - Oz - High	$5.91	$5.10	$4.80
Silver - Oz - Ave	$4.88	$4.60	$4.40
Silver - Oz - Low	$4.37	$4.24	$4.10
Silver - Oz - Range	$1.54	$0.86	$0.70
Silver - Oz - Volitility	7.4%	22.3%	14.3%

Zinc - lb - High	$0.45	$0.38	$0.48
Zinc - lb - Ave	$0.38	$0.35	$0.40
Zinc - lb - Low	$0.34	$0.33	$0.33
Zinc - lb - Range	$0.11	$0.05	$0.15
Zinc - lb - Volitility	7.8%	3.4%	10.8%

Lead - lb - High	$0.33	$0.24	$0.22
Lead - lb - Ave	$0.23	$0.21	$0.22
Lead - lb - Low	$0.20	$0.18	$0.20
Lead - lb - Range	$0.13	$0.06	$0.02
Lead - lb - Volitility	14.0%	5.8%	3.2%

Copper - lb - High	$1.04	$0.77	$0.83
Copper - lb - Ave	$0.81	$0.71	$0.72
Copper - lb - Low	$0.71	$0.64	$0.60
Copper - lb - Range	$0.33	$0.13	$0.23
Copper - lb - Volitility	9.8%	3.9%	9.0%

Since the Company's revenue is derived approximately 51% from silver and 31% from zinc, changes in these two metal prices have the greatest impact on the Company's earnings potential. The following table illustrates the affect of changes in silver and zinc prices on anticipated net revenue for 2004, taking into account the Company's forward sales commitments for zinc:

Consistent with the Company's mission to provide equity investors with exposure to changes in silver prices, our current policy is to not hedge the price of silver.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts, all of which are designated hedges for accounting purposes.  At December 31, 2003, the Company had sold forward 8,300 tonnes of zinc at a weighted average price of $848 per tonne ($0.384 per pound) and 2,075 tonnes of lead at a weighted average price of $622 per tonne ($0.282 per pound). The Company has subsequently sold forward an additional 10,960 tonnes of zinc at a weighted average price of $1,042 per tonne ($0.473 per pound) and 8,685 tonnes of lead at a weighted average price of $730 per tones ($0.331 per pound). The forward sales commitments for zinc represent approximately 64 per cent of the Company's forecast 2004 zinc production and 10% of the Company's forecast 2005 zinc production.    The lead forward sales commitments represent approximately 60 per cent of the expected 2004 lead production.  At 31 December 2003, the cash offered prices for zinc and lead were $995 and $728 per tonne, respectively. The mark to market value at 31 December, 2003 was a negative $1.5 million and at the date of this MD&A was a negative $2.8.million.

The Company maintains trading facilities with several banks for the purposes of transacting the Company's hedging activities. Some of these facilities are subject to margin arrangements, which require the Company to place collateral with the banks to the extent that the negative valuation of the Company's hedge positions exceeds a prescribed threshold. Such arrangements may place additional liquidity risk on the Company. At the date of this MD&A, none of the Company's trading lines had reached the prescribed margin thresholds and the Company does not foresee any difficulty in meeting such requirements, should they arise.

The Company has long term contracts to sell the zinc, lead copper concentrates produced by the Quiruvilca and Huaron mines. These contracts include pricing the contained metals, including silver, based on average spot prices over defined 30-day periods. Silver dore production from La Colorada is refined under a long term agreement with fixed refining terms.  The refined silver is sold in the spot market to various bullion trading banks. The Company has never had any delivery or payment disputes with its customers and management believes that there are no appreciable delivery or credit risks resulting from its sales contracts.

Political and Country Risk

Pan American conducts operations in Peru, Mexico, Argentina and Bolivia, which are potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company's exploration, development and production activities may be substantially affected by factors outside of Pan American's control.  These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations.  The Company currently has no political risk insurance coverage against these risks.

Environmental Risks

Pan American's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

Failure to comply with applicable environmental health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Pan American's business, results of operations or financial condition.

Specifically related to environmental risks, in mid-October 2003 a new mine closure law was enacted in Peru.  No enabling regulations have been published, and therefore, determining how this law will affect the Company's Peruvian operations is difficult; however, the law provides that within six months, each operating mine in Peru must complete and submit for certification a mine closure plan setting out the technical, economical, financial and social aspects of its closure plan.  Furthermore, the law provides that each operating mine must provide a guarantee for payment of the eventual closure and post-closure phases of its operation.  The form of guarantee has not been specified, but it seems that a guarantee may take the form of cash, a third-party guarantee or a company guarantee.  Until the enabling regulations are passed and the closure certification process is complete the possible effects of this law on the Company's financial condition and results of operation are unknown.

Employee relations

Pan American's business depends on good relations with its employees. Certain of the Company's employees and the employees of Peruvian mining contractors indirectly employed by the Company are represented by unions. At December 31, 2003, there were 270 employees represented by the Sindicato de Trebajadores de Pan American Silver S.A.C. - Mina Quiruvilca (the "Quiruvilca Union") and 71 employees represented by the Sindicato de Trebajadores de Shorey y Anexos (the "Shorey Union").  There are also 17 employees at the Huaron mine who are members of a union committee who have rights pursuant to an agreement dated January 1, 2003.  The Company has experienced labour strikes and work stoppages in the past.  The labour agreements with the Quiruvilca Union and the Shorey Union expired on January 1, 2004, and ordinary course negotiations to renew the contracts will be ongoing in 2004.  There can be no assurance that these contracts will be renewed on terms favourable to the Company, if at all, and the Company may experience future work stoppages.

Outlook

Operations

Consolidated production in 2004 is forecast at 10.6 million ounces of silver, a 23% increase as compared to 2003. Depending on the closing date of the proposed purchase of the Morococha mine and a decision on the future at Quiruvilca, the Company could directly benefit from 13.0 million ounces of silver in 2004, 50% above 2003's production. Consolidated cash costs per ounce of silver produced, net of by-product credits are forecast to decline 18% to $3.34.  The potential acquisition of the lower-cost Morococha mine and cost reductions at Huaron, coupled with higher by-product credits should contribute to this significant decline, as compared to 2003.

Project Development

Work has progressed steadily on the feasibility study for the Alamo Dorado silver project. Permitting is underway and metallurgical testing is substantially complete. Preliminary indications suggest that a conventional mill circuit will yield a superior return on the project. Some additional testwork and drilling may be required to complete the feasibility, due in mid-2004.

Feasibility work is also progressing on the 50% owned Manantial Espejo silver-gold project in Argentina where geotechnical and environmental testing are underway to facilitate permitting. The Company plans to spend $1.6 million in 2004 (its 50% share) on the feasibility study and needed activities.  In addition to the work already in progress, the Company plans to carry out additional metallurgical testing and optimization program, power utilization and sourcing studies, site layout analysis culminating in a detailed construction cost estimate and schedule.

In Bolivia, Pan American entered into an agreement with EMUSA, a Bolivian mining company that had been toll mining ore from the San Vicente project, giving EMUSA the right to earn a 49% interest in the project by financing the next $2.5 million in project expenses, including a feasibility study. Current drilling to convert resources into reserves is generating positive results, which will be incorporated into the feasibility.

Prices for the metals that the Company produces began to recover in 2003, after several years of prolonged weakness.  Factors contributing to the recovery in metal prices during 2003 include stronger demand resulting from the improving economic sentiment in the Western World countries, strong industrial growth in China, and supply concerns due to under-investment in new production capacity.  The Company anticipates that the economic recovery will continue during 2004 and that fundamentals for metal prices are very positive.

During 2003, the Company established a strong pipeline of development properties, with feasibility work underway at Alamo, Manantial and San Vicente. In addition to these properties, management sees significant exploration potential at our existing Peruvian operations and the recently acquired Morococha mines. In 2003, the Company improved its financial position through financing activities, which to a large extent has provided the funds required to achieve our growth plans. Significant additions were made to the senior management team at Pan American and we feel confident in our ability to execute our plans.

Pan American Silver Corp. Consolidated Balance Sheets As at December 31, (in thousands of US dollars)

			2003	2002

				(Note 3)

Assets
Current
Cash and cash equivalents			$14,191	$10,185
Short-term investments			74,938	13
Accounts receivable, net of $nil provision for doubtful accounts			7,545	4,598
Inventories (Note 5)			6,612	4,637
Prepaid expenses			1,289	3,197

Total Current Assets			104,575	22,630
Mineral property, plant and equipment (Note 6)			83,574	67,426
Investment and non-producing properties (Note 7)			83,873	4,193
Direct smelting ore (Note 5)			3,901	4,303
Other assets (Note 8)			3,960	4,393

Total Assets			$279,883	$102,945

Liabilities
Current
Operating line of credit			$-	$125
Accounts payable and accrued liabilities (Note 9)			10,525	15,227
Advances for metal shipments			4,536	2,158
Current portion of bank loans and capital lease (Note 10)			2,639	1,638
Current portion of non-current liabilities (Note 9)			4,948	1,083

Total Current Liabilities			22,648	20,231
Deferred revenue (Note 8)			865	923
Bank loans and capital lease (Note 10)			10,803	3,942
Liability component of convertible debentures (Note 11)			19,116	-
Provision for asset retirement obligation and reclamation (Note 3)			21,192	20,950
Provision for future income tax (Notes 4 and 17)			19,035	-
Severance indemnities and commitments (Note 16)			2,126	1,407

Total Liabilities			95,785	47,453

Shareholders' Equity
Share capital (Note 12)
Authorized: 100,000,000 common shares of no par value
Issued:
December 31, 2002 - 43,883,454 shares
December 31, 2003 - 53,009,851 shares			225,154	161,108
Equity component of convertible debentures (Note 11)			66,735	-
Additional paid in capital			12,752	1,327
Deficit			(120,543)	(106,943)

Total Shareholders' Equity			184,098	55,492

Total Liabilities and Shareholders' Equity			$279,883	$102,945

APPROVED BY THE BOARD
Signed Ross J. Beaty Ross J. Beaty, Director	Signed Geoff	A. Burns	Geoff A. Burns, Director

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Operations

For the years ended December 31, 2003, 2002 and 2001

(in thousands of US dollars, except for shares and per share amounts)

	2003	2002	2001

		(Note 3)
Revenue	$45,122	$45,093	$37,296

Expenses
Operating	39,778	43,161	40,591
General and administration	2,732	1,698	1,885
Stock-based compensation	2,893	319	253
Depreciation and amortization	3,325	4,872	4,312
Reclamation	303	860	620
Exploration	2,543	1,206	892
Interest expense (Notes 10 and 11)	1,156	988	783
Write-down of mineral properties (Note 6)	-	27,218	-
Gain on sale of land	-	-	(3,500)

	52,730	80,322	45,836

Loss from operations	(7,608)	(35,229)	(8,540)
Interest income	403	269	236
Other income (Note 15)	411	983	227

Net loss for the year	$(6,794)	$(33,977)	$(8,077)

Basic and fully diluted loss per share (Note 2(k))	($0.20)	($0.81)	($0.22)

Weighted average shares outstanding	51,058,212	41,849,413	36,162,815

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2003, 2002 and 2001

(in thousands of US dollars, except for shares)

				Additional Paid In Capital
	Common shares		Convertible Debentures

	Shares	Amount			Deficit	Total

						(Note 3)

Balance, December 31, 2000	34,381,234	$121,302	$-	$1,131	$(64,889)	$57,544
Exercise of stock options	247,000	789	-	-	-	789
Shares issued for cash, net of share
Issue costs	3,000,000	8,632	-	-	-	8,632
Fair value of warrants granted	-	-	-	27	-	27
Other	-	-	-	(38)	-	(38)
Net loss for the year	-	-	-	-	(8,077)	(8,077)

Balance, December 31, 2001	37,628,234	130,723	-	1,120	(72,966)	58,877
Stock-based compensation	-	-	-	319	-	319
Exercise of stock options	1,445,400	6,186	-	(84)	-	6,102
Shares issued for cash, net of share
Issue costs (Note 12c(i))	3,450,000	15,599	-	-	-	15,599
Issued on acquisition of Manantial Espejo
(Notes 7 and 12c(ii))	231,511	1,250	-	-	-	1,250
Issued on acquisition of royalty	390,117	3,000	-	-	-	3,000
Issued as compensation (Note 12c(v))	69,000	253	-	-	-	253
Issued on purchase of silver stockpiles (Note 5)	636,942	4,000	-	-	-	4,000
Exercise of share purchase warrants	32,250	97	-	-	-	97
Other	-	-	-	(28)	-	(28)
Net loss for the year	-	-	-	-	(33,977)	(33,977)

Balance, December 31, 2002	43,883,454	161,108	-	1,327	(106,943)	55,492
Stock-based compensation	-	-	-	2,871	-	2,871
Exercise of stock options	1,385,502	9,312	-	(1,471)	-	7,841
Issued on acquisition of Corner Bay
Silver Inc. (Note 4)	7,636,659	54,203	-	-	-	54,203
Fair value of stock options granted (Note 4)	-	-	-	1,136	-	1,136
Fair value of share purchase warrants (Note 4)	-	-	-	8,889	-	8,889
Exercise of share purchase warrants	100,943	509	-	-	-	509
Issue of convertible debentures (Note 11)	-	-	63,201	-	-	63,201
Convertible debentures issue costs (Note 11)	-	-	-	-	(3,272)	(3,272)
Issued as compensation (Note 12b(ii))	3,293	22	-	-	-	22
Accretion to convertible debentures (Note 11)	-	-	3,534	-	(3,534)	-
Net loss for the year	-	-	-	-	(6,794)	(6,794)

Balance, December 31, 2003	53,009,851	$225,154	$66,735	$12,752	$(120,543)	$184,098

See accompanying notes to consolidated financial statements

Pan American Silver Corp. Consolidated Statements of Cash Flows For the years ended December 31, 2003, 2002, 2001 (in thousands of US dollars)

	2003	2002	2001

Operating activities
Sales proceeds	$44,822	$44,015	$38,176
Hedging activities	(92)	960	40
Interest paid	(561)	(988)	(783)
Other income and expenses	497	926	96
Products and services purchased	(44,960)	(42,533)	(36,759)
Exploration	(1,383)	(1,102)	(892)
General and administration	(2,149)	(2,020)	(1,964)

	(3,826)	(742)	(2,086)

Financing activities
Proceeds of bank loans and capital lease	9,500	420	-
Repayments of bank loans and capital leases	(1,764)	(3,745)	(5,044)
Proceeds from convertible debentures	86,250	-	-
Convertible debentures issue costs	(3,272)	-	-
Shares issued for cash	8,350	22,821	9,789
Share issue costs	-	(962)	(340)

	99,064	18,534	4,405

Investing activities
Mineral property, plant and equipment expenditures	(17,513)	(9,780)	(6,683)
Investment and non-producing property expenditures	(1,383)	(1,158)	(24)
Acquisition of cash of subsidiary (Note 4)	2,393	-	-
Sales (purchases) of short-term investments	(74,607)	-	256
Other	(122)	-	(81)

	(91,232)	(10,938)	(6,532)

Increase (decrease) in cash and cash equivalents for the year	4,006	6,854	(4,213)
Cash and cash equivalents at beginning of year	10,185	3,331	7,544

Cash and cash equivalents at end of year	$14,191	$10,185	$3,331

Supplemental Cash Flow Information (Note 14(b))

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

1. NATURE OF OPERATIONS

Pan American Silver Corp., its subsidiaries and joint ventures (the "Company") are engaged in silver mining and related activities, including exploration, extraction, processing and reclamation. Silver, the primary product, is produced in Mexico and Peru with exploration and project development activities in Argentina, Peru, Mexico and Bolivia.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 18.

a) Basis of presentation

These consolidated financial statements are expressed in United States dollars and include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Certain comparative figures have been reclassified to conform to the current year's presentation.

b) Revenue recognition

Revenue is recognized when title and risk of ownership of metals or metal bearing concentrate have passed and collection is reasonably assured. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue are recorded in the period of final settlement of prices, weights and assays; such adjustments have not historically been material in relation to the initial invoice amounts.

c) Inventories

Metals and concentrate inventories are stated at the lower of cost and net realizable value determined by using the first-in, first-out method. Metals, concentrate and direct smelting ore inventories are carried at the lower of average cost and replacement cost. Acquisition cost of direct smelting ore is charged to operations on a per tonne of ore sold basis (Note 5).

d) Mineral property, plant and equipment

i) Mineral properties

Acquisition costs of mineral development properties together with costs directly related to mine development expenditures and any interest thereon are deferred. Once in production such costs are amortized on a units-of-production basis over a property's ore reserves. Exploration costs are charged to operations.

The Company's policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60% of design capacity or one year after substantial completion of construction activities.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts) Page2

ii) Mineral property, plant and equipment, including costs associated with properties under development, are carried at cost less depreciation and depletion. Maintenance, repairs and renewals are charged to operations.

Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations. Depreciation is calculated on a straight-line basis over the lesser of an asset's estimated useful life ranging from five to twenty years and the life of the mineral property to which it relates.

The carrying value of mineral properties and any related plant and equipment are reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. Any resulting write downs to net recoverable value are charged to operations. Deferred costs relating to abandoned properties are written off.

e) Reclamation costs (Note 3(b))

All mining operations are subject to reclamation and closure requirements. Minimum standards for mine reclamation have been established by various governmental agencies as a result of past activities. In such circumstances, the liability and related asset retirement costs are recognized when the obligation is first imposed.

The Company has recorded the present value of estimated future asset retirement obligation and reclamation with a corresponding increase to the carrying amount of the related asset. The carrying value will be amortized over the life of the related assets on a unit-of production basis and the related liabilities are accreted to the original value estimate.

The present value of the reclamation liabilities may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affects the ultimate cost of remediation and reclamation. Such charges will be reflected in the accounts of the Company as they arise.

f) Foreign currency translation

The Company's functional currency is the US dollar. The accounts of subsidiaries, not reporting in U.S. dollars, which are integrated operations are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings except for depletion and amortization of mineral property, plant and equipment which are translated at the same rates as the assets to which they relate. Exchange gains and losses are included in operating results.

g) Derivative financial instruments

The Company, from time to time, uses forward sales agreements for the purpose of managing the price of anticipated metal sales. These instruments are accounted for as a hedge of anticipated transactions and are not recorded on the balance sheet of the Company. Gains and losses from these contracts are recorded as an adjustment of revenue in the period that related production is delivered.

If the Company enters into contracts that do not meet the requirement for hedge accounting, the contracts are mark-to-market and any gains or losses are included in the statement of operations.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts) Page3

h) Cash and cash equivalents

Cash and cash equivalents include cash or highly liquid, fixed income securities or term deposits with an average current yield of 1.10% (2002 - 1.25%) and an average term to maturity, at the date of purchase, of one month.

i) Short-term investments

Management determines the appropriate classifications of its investment in debt and equity securities at the time of purchase. Equity securities are carried at the lower of cost and market value. Debt securities are classified as available for sale and are marked to market at each period end. Debt securities include corporate bonds with S&P rating of A- to AAA with an overall average of single A high.

j) Stock option plan (Note 3(a))

The Company provides options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to ten years, vesting period of up to five years and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options are granted.

k) Loss per share

The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

For securities that may be settled in cash or shares at the holder's option the more dilutive of cash settlement and share settlement is used in computing diluted earnings per share. For settlements in common shares the if-converted method should be used, which requires that returns on convertible senior equity instruments and income charges applicable to convertible financial liabilities be added back to net loss, net loss be adjusted for any non-discretionary changes that would arise from the assumed conversion, and that the convertible securities are assumed to be converted at the beginning of the period (or at time of issuance, if later).

Potentially dilutive securities totaling 15,346,740 shares (2002 - 1,802,470; 2001 - 3,714,660) have been excluded from the calculation, as their effect would be anti-dilutive.

The following table presents the adjustments to net loss to arrive at net loss available to common shareholders in computing basic loss per share.

	2003	2002	2001

Net loss for the year	$(6,794)	$(33,977)	$(8,077)
Add:
Accretion of convertible, unsecured senior subordinated
debentures	(3,534)	-	-

Adjusted net loss for purposes of determining basic
loss per share	$(10,328)	$(33,977)	$(8,077)

Loss per share	($0.20)	($0.81)	($0.22)

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts) Page4

l) Convertible debt instruments

The equity and liability components of convertible debt instruments are presented separately in accordance with their substance. The liability component is accreted by way of charge to earnings with a corresponding credit to the liability and interest payments are applied against the accrued liability. Accretion of the equity component is recorded as a direct charge to deficit. Financing costs related to the placement of the convertible debt are charged to deficit.

3. CHANGE IN ACCOUNTING POLICIES

a) During 2003 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments". As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 2002. Stock-based compensation awards are calculated using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted.

The following pro forma information presents the net loss and the basic loss per common share had CICA 3870 been applied retroactively to 2001.

Net loss for the year	$(8,077)
Stock-based compensation	(1,369)

Pro forma net loss for the year	$(9,446)

Pro forma basic loss per share	$(0.26)

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $2,871,000 and $319,000 for the years ended December 31, 2003 and 2002, respectively, for stock options granted to employees and directors. These amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company's share price of 58% (2002 - 67.5%), weighted average expected life of 3.5 years, weighted average annual risk free rate of 4.03% (2002 - 4.16%). The option valuation produced by the model is $2.74 (2002 - $4.75).

b) During the fourth quarter of 2003, the Company changed its accounting policy on a retroactive basis with respect to accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets. The Company adopted CICA 3110 "Asset Retirement Obligations" whereby the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount. The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts) Page5

The following table summarizes the effect to our asset retirement obligations:

Balance, December 31, 2001 (as previously reported)	$2,112
Effect of change in accounting policy	7,978
Provision for Quiruvilca closure	10,000

Balance, December 31, 2001 (as restated)	20,090
Additions during the year	860

Balance, December 31, 2002	20,950
Additions during the year	303
Expenditures during the year	(61)

Balance, December 31, 2003	$21,192

The Company has estimated that the total obligations associated with the retirement of the Quiruvilca, Huaron and La Colorada mines at December 31, 2003 were $26,531,000. The $21,192,000 fair value of these obligations was determined using a 5% discount rate and expected payment of obligations over ten years.

This change was applied retroactively with restatement to 2001. The impact of the change was to increase the provision for assets retirement obligation and reclamation by $7,978,000 and increase the carrying value of the Huaron mine by $7,031,000 and the La Colorada mine by $947,000. The change in accounting policy did not have a significant impact on reported results of operations in any year presented.

4.  BUSINESS ACQUISITION

On February 20, 2003, the Company acquired a 100% interest in Corner Bay Silver Inc. ("Corner Bay"). The consideration paid to the shareholders of Corner Bay was 7,636,659 common shares of the Company ( "Pan American shares"), representing 0.3846 of a share of the Company for each share of Corner Bay and 3,818,329 warrants (the "Pan American warrants") to purchase common shares of the Company, representing 0.1923 of a warrant for each share of Corner Bay. The Pan American shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30. The Pan American warrants were valued at $8,889,000, which was equal to $2.328 per warrant. The Pan American warrants were valued using an option pricing model assuming a weighted average volatility of the Company's share price of 35% and a weighted average annual risk free rate of 4.16%.

Each whole Pan American warrant allows the holder to purchase a Pan American share for a price of Cdn$12.00 for a five-year period ending February 20, 2008.

In addition, the Company agreed to grant 553,847 stock options to purchase common shares of the Company. These options replaced 960,000 fully vested stock options held by employees and shareholders of Corner Bay. The value of the stock options granted was determined to be $1,136,000.

The acquisition has been accounted for using the purchase method, which results in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts) Page6

As at
February 20,
2003

Fair value of net assets acquired
Current assets (including cash of $2,393)	$2,512
Equipment	2,500
Mineral properties	79,008
Other assets	29

84,049
Less:
Current liabilities	(104)
Provision for future income tax liability	(19,035)

$64,910

Consideration paid	$64,228
Add: Costs of acquisition	682

$64,910

The purchase consideration of $64,228,000 for 100% of Corner Bay exceeds the carrying value of the net assets acquired by $54,108,000, which has been applied to increase the carrying value of the mineral properties. The excess amount did not increase the carrying value of the underlying assets for tax purposes resulting in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $19,035,000 was also applied to increase the carrying value of the mineral properties.

The following table presents the unaudited pro forma results of operations for information purposes assuming that the Company had acquired Corner Bay at the beginning of 2003:

	Revenue	$45,122
	Net loss	(7,079)
	Basic and diluted loss per share	$(0.20)

5. INVENTORIES

Inventories consist of:
		2003	2002

Concentrate inventory		$4,474	$3,128
Direct smelting ore		4,350	4,753
Dore inventory		217	-
Materials and supplies		1,472	1,059

		10,513	8,940
Long-term portion of direct smelting ore		(3,901)	(4,303)

		$6,612	$4,637

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts) Page7

Under an agreement entered into on November 8, 2002 with Volcan, the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpile to a nearby smelter. The consideration paid was 636,942 common shares with a value of $4,000,000, the return to Volcan of 1,800,000 Volcan "B" shares, carried in the Company's accounts at $500,000 and a one-third production bonus after the Company recovers $4,500,000, operating costs, deemed taxes and interest on the acquisition cost. In addition, the Company guaranteed that Volcan would receive a minimum $4,000,000 from the sale of the Company's common shares.

Pursuant to this guarantee the Company made a $317,000 cash payment to Volcan.

Under a second agreement with Volcan, the Company has the option to acquire a 60% interest in certain silver-bearing stockpiles by spending $2,000,000 over a three-year period ending November 8, 2005. In the twelvemonths following this three-year period, the Company may increase its interest to 100% by paying Volcan $3,000,000 and granting Volcan a 7% royalty on commercial production from the stockpiles. As at December 31, 2003, the Company has not made any payments pursuant to this agreement.

6. MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	La Colorada	Quiruvilca	Huaron	Other	2003	2002

Mineral Property	$4,153	$ -	$1	$-	$4,154	$4,154
Plant and equipment	10,332	15,410	14,417	2,567	42,726	36,412
Mine development	25,009	8,097	9,907	-	43,013	59,053
Other	6,883	1,949	22,913	594	32,339	527

	46,378	25,456	47,238	3,161	122,232	100,146
Accumulated amortization and write-downs	(1,473)	(25,456)	(11,226)	(503)	(38,658)	(32,720)

	$44,904	$ -	$36,012	$2,658	$83,574	$67,426

Mineral property, plant and equipment is amortized using the straight-line method over the lesser of estimated useful life ranging from five to twenty years or estimated ore reserves. Mine development is amortized over estimated ore reserves.

On October 23, 2003, the Company purchased an existing 3% net smelter royalty on its Huaron silver mine for cash consideration of $2,500,000.

On May 23, 2002, the Company purchased an existing 5% net smelter return royalty over the La Colorada mine. The purchase price was 390,117 common shares of the Company valued at $3,000,000.

In 2002, the Company wrote-down its investment in the Quiruvilca mine by $25,129,000. This decision was reached after an evaluation of the likelihood of recovering the carrying value of Quiruvilca in light of the mine's recent and expected operating and financial performance. The amount of the write down for the year ended December 31, 2002 was $27,218,000, including a $1,807,000 write-down of the mine's materials and supplies inventory and $282,000 of current capital asset expenditures. As at December 31, 2003, the balance of Quiruvilca's future reclamation costs account was $12,227,000. The Company continues to operate the mine.

During the fourth quarter 2003, the Company completed its expansion program at the La Colorada mine in Mexico at a total cost of $20,693,000. During 2003 the Company spent $11,365,000 (2002 - $7,143,000) on project expansion and $924,000 (2002 - $1,261,000) on capitalized pre-operating costs. Commercial production for accounting purposes commenced on January 1, 2004.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts) Page8

7. INVESTMENT AND NON-PRODUCING PROPERTIES

Investment and non-producing properties consist of:
	2003	2002

Investment properties
Waterloo, USA.	$1,000	$1,000
Tres Cruces, San Vicente and others	785	785

	1,785	1,785

Non-producing properties
Manantial Espejo, Argentina	2,012	2,012
Alamo Dorado, Mexico	80,076	396

	82,088	2,408

	$83,873	$4,193

Waterloo, USA

In 1994, the Company acquired a 100% interest in the Waterloo silver-barite property located in the Calico Mining District of San Bernardino County, California.

Tres Cruces, Peru

On May 22, 2002, the Company entered into an agreement granting New Oroperu Resources Inc. ("Oroperu") an option to acquire a 100% interest in the Tres Cruces gold property in northern Peru, which is currently held 50% by the Company and 50% by Oroperu. In consideration for this option, Oroperu issued 500,000 of its common shares to the Company, which was valued at $1,000. These shares were sold in 2003 for a realized gain of $322,000.

On October 29, 2003, the Company entered into an agreement with Oroperu to sell its 50% interest in the Tres Cruces property. This sale, which is subject to Oroperu shareholders' approval, is expected to be completed in early 2004. Oroperu will issue 3.5 million of its common shares to the Company and grant a 1.5% net smelter return royalty on the property.

Alamo Dorado, Mexico (Note 4)

On February 20, 2003, the Company acquired a 100% interest in the Alamo Dorado silver-gold deposit located in the State of Sonora, Mexico.

Manantial Espejo, Argentina

On March 4, 2002, the Company acquired a 50% interest in the Manantial Espejo property, located in Argentina, from Silver Standard Resources Ltd., which holds the other 50%. The purchase price was 231,511 common shares of the Company valued at $1,250,000, cash of $662,433 and a further cash payment of $100,000 to eliminate a 1.2% NSR royalty on the property. All acquisition costs have been capitalized while exploration costs have been charged to operations.

On November 8, 2002, the Company acquired from Barrick Exploraciones Argentine S.A. a 3% NSR royalty over the Manantial Espejo property in exchange for certain of Quiruvilca's mineral concessions. In December 2002, the Company sold 50% of this royalty to Silver Standard Resources Ltd. and recorded a gain of $300,000.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts) Page9

At December 31, 2003 the Company's share of the net liabilities of the joint venture was $260,000. During the year the joint venture expended approximately $1,900,000 on exploration activities which was funded by the joint venture partners (approximately $700,000 each) and by an increase in accounts payable.

San Vicente, Bolivia

On December 1, 2001, the Company and Comibol entered into a two-year contract to allow EMUSA, a Bolivian company, to extract from the mine, at its cost, up to 200,000 tonnes during the life of the contract. The Company will receive the greater of $13,000 per month, a 4% net smelter return royalty or depending on metal prices, 20% - 30% of net cash flow. During 2003 EMUSA continued with small scale operations until expiry of the contract and contributed a total of $422,000 (2002 - $170,000) in cash to the Company.

On November 10, 2003, the Company entered into a separate agreement with EMUSA giving EMUSA the right to earn a 49% interest in the Company's Bolivian subsidiary, Pan American Silver (Bolivia) S.A.. EMUSA can earn its share by financing the next $2,500,000 in project expenses, including a feasibility study. For the year ended December 31, 2003 the Company received from EMUSA $154,000 in cash, as part of its earn-in interest.

8. OTHER ASSETS

Other assets consist of:

Prepaid taxes Long-term receivable Reclamation bond

2003	2002

$2,441	$3,000
1,414	1,319
105	74

$3,960	$4,393

The Company has $2,441,000 of prepaid IGV taxes which is collectible as a portion of future metal sales.

Long-term receivable consists of $1,133,000 remaining on future power credits receivable as partial consideration from the sale of Huaron land in 2001 and $458,000 in various tax and interest payments collectible over a ten-year period. The current portion of these long-term receivables of $176,000 (2002 -$580,000) is reflected in current assets.

At December 31, 2003 the Company had recorded deferred revenue of $959,000 (2002 - $1,053,000) arising from the transactions relating to the long term receivable. The Company will receive the benefits as future power credits over a five-year period at the Huaron mine of which $94,000 (2002 - $130,000) is current and is reflected in current liabilities.

9. CURRENT LIABILTIES

Accounts payable and accrued liabilities consist of:
	2003	2002

Trade accounts payable	$8,781	$13,528
Payroll and related benefits	1,203	1,242
Sales taxes	451	237
Other	90	220

	$10,525	$15,227

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page10

Current portion of non-current liabilities consists of:
	2003	2002

Convertible debentures liability (Note 11)	$4,528	$-
Severance indemnities and commitments (Note 16)	420	1,083

	$4,948	$1,083

10. BANK LOANS AND CAPITAL LEASE

Bank loans consist of:
	2003	2002

Huaron pre-production loan facility	$3,521	$5,416
La Colorada IFC project loan	9,500	-

	13,021	5,146
Current portion	(2,625)	(1,625)

	10,396	3,521

Capital lease consists of:

Capital lease	421	434
Current portion	(14)	(13)

	407	421

	$10,803	$3,942

The Huaron loan bears interest at 6 month LIBOR plus 3.00% and is repayable in monthly installments of $135,000 until February 2006. Certain of Huaron's assets have been pledged as security for this loan.

The IFC project loan bears interest at 6-month LIBOR plus 3.50% until certain technical and financial tests are achieved and 6-month LIBOR plus 3.25% thereafter and is repayable in semi-annual installments of $1,000,000, commencing November 15, 2004 until May 15, 2009. In addition, the loan is subject to an additional fee (the "Fee") equal to 20% multiplied by the average silver price for the previous calendar year less $4.75, multiplied by the annual production from the La Colorada mine and multiplied by the scheduled loan balance at the end of the year divided by $9,500,000. The Fee is capped such that the internal rate of return to the IFC does not exceed 13.5%. As at December 31, 2003, the Company has accrued $29,000 for the Fee. The Company's interest in its wholly-owned subsidiary, Plata Panamericana S.A. de C.V. ("Plata") and substantially all of the assets of Plata have been pledged as security for the Loan. The Company has guaranteed the Loan repayments on behalf of Plata until the expanded La Colorada mine achieves certain production and financial performance targets.

During 2003 the Company paid or had accrued $334,500 to the IFC for interest and financing costs of which $89,500 was reflected in accounts payable and accrued liabilities as at December 31, 2003. These costs have been capitalized as part of pre-operating costs.

The Company entered into a capital lease for the purchase of mining equipment for the La Colorada project. The capital lease bears interest at 6% per annum, payable in semi-annual payments over 5 years.

Details of principal repayments of the bank loans and capital lease are due as follows:

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page11

Year	Amount Due

2004	$2,639,300
2005	3,752,500
2006	2,406,200
2007	2,143,500
2008	2,000,000
2009	500,000

11. CONVERTIBLE DEBENTURES

On July 30, 2003, the Company completed an offering of $86,250,000 convertible, unsecured senior subordinated debentures (the "Debentures"), which mature on July 31, 2009. The Debentures bear interest at a rate of 5.25% per annum, payable semi-annually on January 31 and July 31 of each year, beginning on January 31, 2004. The Company has the option to discharge interest payments from the proceeds of the sale of common shares issued to a trustee for the purpose of converting such shares into cash.

The Debentures are convertible, at the option of the holder, at any time prior to maturity or redemption into common shares of the Company at a price of $9.57 per common share (the "Conversion Price"). The Company may not redeem the Debentures prior to July 31, 2006. After July 31, 2006, the Company may redeem the Debentures provided that the Company's common shares trade at 125% or more of the Conversion Price. Since redemption can be made either by cash or by common shares at the option of the Company, the

Debentures are classified as a compound financial instrument for accounting purposes.

The value of the Debentures is comprised of a $35,357,000 fair value of the Debentures, $23,049,000 fair value of the future interest payments and $27,844,000 fair value ascribed to the holder's option to convert the principal balance into common shares. These components have been measured at their respective fair values on the date the Debentures were issued. The $23,049,000 fair value of the future interest payments is classified as a liability and the $63,201,000 fair value of the Debentures and the conversion option have been classified in shareholders' equity. Over the six-year term of the Debentures, the fair value of the Debentures and the fair value of the future interest payments are accreted to their future value. The periodic accretion of the Debentures is charged to deficit and the periodic accretion of the future interest payments is charged to operations. For the year ended December 31, 2003, the Company recorded accretion of $3,534,000 related to the Debentures and $595,000 accretion expense was charged to operations with a credit to the liability component of the Debentures.

The Company incurred $3,273,000 of debt issue expenses, which were charged to deficit.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page12

12. SHARE CAPITAL

a) Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants
					Total Shares

	Shares	Price	Shares	Price

Outstanding, December 31, 2000	2,632,300	$4.72	2,587,110	$5.37	5,219,410
Year ended December 31, 2001
Granted	790,000	$3.14	32,250	$3.00	822,250
Exercised	(247,000)	$3.14	-	-	(247,000)
Expired	-	-	(1,950,000)	$5.65	(1,950,000)
Cancelled	(130,000)	$3.14-$5.81	-	-	(130,000)

Outstanding, December 31, 2001	3,045,300	$4.27	669,360	$3.26	3,714,660
Year ended December 31, 2002
Granted	103,360	$5.39-$6.12	-	-	103,360
Exercised	(1,445,400)	$3.17-$7.70	(32,250)	$3.00	(1,477,650)
Expired	(522,900)	$5.86	-	-	(522,900)
Cancelled	(15,000)	$3.17	-	-	(15,000)

Outstanding, December 31, 2002	1,165,360	$3.89	637,110	$3.26	1,802,470
Year ended December 31, 2003
Granted	2,214,847	$3.51-$9.26	3,818,329	$9.26	6,033,176
Exercised	(1,385,502)	$3.51-$9.26	(100,943)	$5.00-$9.26	(1,486,445)
Cancelled	(15,000)	$7.79	-	-	(15,000)

Outstanding, December 31, 2003	1,979,705	$6.69	4,354,496	$8.56	6,334,201

The Company has reserved 1,482,031 common shares available for the future grant of stock options.

The following table summarizes information concerning stock options outstanding as at December 31, 2003:

		Options Outstanding
						Options Exercisable
			Weighted Average Remaining Contractual Life (months)
Range of Exercise Prices		Number Outstanding as at December 31, 2003			Number Exercisable as at December 31, 2003
				Weighted Average Exercise Price		Weighted Average Exercise Price
	Year of Expiry

$3.51-$7.13	2004	118,498	6	$5.96	118,498	$5.96
$9.26	2005	159,616	14	9.26	159,616	9.26
$3.86-$7.52	2006	245,000	56	4.68	245,000	4.68
$7.45-$7.79	2007	592,360	44	7.72	419,360	7.74
$6.86-$9.26	2008	574,231	53	7.35	34,231	7.44
$3.86	2010	290,000	70	3.86	290,000	3.86

		1,979,705	22	$6.69	1,267,245	$6.53

During the year ended December 31, 2003 the Company granted 1,661,000 (2002-103,360; 2001-790,000) options to purchase the Company's common shares at exercise prices equal to the quoted market value of the common shares on the dates that the options were granted. In addition, the Company granted 553,847 options as part of the purchase of Corner Bay as discussed in Note 4.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page 13

b)

During the year ended December 31, 2003, the Company:

i)

issued 7,636,659 common shares to acquire a 100% interest in Corner Bay Silver Inc.  The common shares issued were valued at $54,203,000; and

ii)

issued 3,293 common shares at a value of $22,000 for compensation expense.

c)

During the year ended December 31, 2002, the Company:

i)

issued 3,450,000 common shares at $4.80 per share in a public offering, for net proceeds of $15,599,000 after fees;

ii)

issued 231,511 common shares at a value of $1,250,000 and made a cash payment of $762,443 to purchase a 50% interest in and to eliminate a 1.2% NSR royalty on the Manantial Espejo project, in Argentina;

iii)

issued 390,117 common shares at a value of $3,000,000 to purchase the existing 5% net smelter return royalty on the La Colorada silver mine in Mexico;

iv)

issued 636,942 common shares at a value of $4,000,000 for the purchase of the right to mine and sell 600,000 tonnes of silver-bearing ore stockpile from Volcan Minera S.A. de C.V.; and

v)

issued 69,000 common shares at a value of $253,000 for compensation expense.

13.

FINANCIAL INSTRUMENTS

Fair value

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, an operating line of credit, accounts payable and accrued liabilities, a capital lease and advances for metal shipments.  The carrying value of these instruments approximates their fair value due to their immediate or short-term maturity.  Short-term investments have been written down to market value resulting in a loss of $80,000.

Financial instruments also include two bank loans with a remaining maturity of 25 months and 65 months and an interest rate of 6-month LIBOR plus 3% and 3.5%, respectively.  Management considers that no events have occurred subsequent to the arrangement of these loans that would indicate that fair value differs substantially from carrying value.

Concentration of Credit Risk

In 2003, the Company's six customers (2002 and 2001 - five customers) accounted for 100% of concentrate and dore sales revenue.  The loss of any of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company's results of operations and financial condition.

Derivatives

The Company sells metal under long-term contracts.  Generally, the price received for such sales is the average metal price for a month that is one month before shipment or two months after the month in which the metal arrives at its destination.  In order to establish the price received for portions of its production, the Company occasionally sells metal forward at a fixed price.

During 2003, the Company settled on 14,850 tonnes of zinc sold at an average price of $842 per tonne and 3,500 tonnes of copper sold at an average price of $1,748 per tonne.  The Company realized a net loss of $92,000 from settlement of these forward sales.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page 14

As at December 31, 2003 the Company had sold forward 8,300 tonnes of zinc at an average price of $848 per tonne and 2,075 tonnes of lead at an average price of $622 per tonne. These forward sales represent approximately 34% and 13% of anticipated 2004 production and will be realized between January 2004 and December 2004. At December 31, 2003 these contracts had an imbedded unrealized loss of $1,515,000.

CASH FLOW INFORMATION

a) CHANGES IN OPERATING CASH FLOWS USING THE INDIRECT METHOD

The consolidated statements of cash flows reports the flow of cash provided by or consumed by the Company's operating, financing and investing activities. The following presents a reconciliation between cash provided by or consumed by operating activities and net loss for the year.

		2003		2002	2001

	Net loss for the year	$(6,794)		$(33,977)	$ (8,077)
	Items not involving cash:
	Depreciation and amortization	3,325		4,872	4,312
	Write-down of mineral properties (Note 6)	-		27,218	-
	Stock-based compensation	2,893		319	253
	Gain on sale of marketable securities	(318)		-	-
	Interest accretion	595		-	-
	Gain on sale of land	-		-	(3,500)
	Operating cost provisions	1,191		(366)	559
	Reclamation	303		860	620

		1,195		(1,074)	(5,833)
	Changes in non-cash operating working capital
	Accounts receivable	(2,479)		2,041	(2,601)
	Inventories	(1,975)		(1,590)	(242)
	Prepaid expenses	1,908		1,038	(3,359)
	Accounts payable and accrued liabilities	(4,191)		1,352	5,665
	Advance payment for metals shipments	2,378		(1,913)	4,071
	Current portion of deferred revenue	290		(513)	-
	Current portion on non-current liabilities	(952)		(83)	(213)

		(5,021)		332	3,747

	Cash used by operations	$(3,826)		$(742)	$ (2,086)

b)	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
			2003	2002	2001
	Shares issued for purchase of direct smelting ore stockpile (Note 5)		$ -	$4,000	$ -
	Shares issued for purchase of royalty (Note 12c (iii))		-	3,000	-
	Shares issued for acquisition of subsidiary (Note 4)	54,203		-	-
	Shares issued for resource property (Notes 7 and 12b (ii))		-	1,250	-
	Exchange of marketable securities for ore stockpiles (Note 5)		-	500	-
	Shares received in exchange for Tres Cruces option agreement (Note 7)		-	1	-
	Share purchase warrants issued on acquisition of subsidiary (Note 4)		8,889	-	-
	Stock options granted on acquisition of subsidiary (Note 4)		1,136	-	-
	Warrants granted pursuant to equity financing		-	-	27
	Equity interest in subsidiary acquired through sale of land		-	-	2,800
	Shares acquired through sale of land		-	-	500

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page 15

15. SEGMENTED INFORMATION

Substantially all of the Company's operations are within the mining sector, conducted through operations in six countries. Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and activities independently. The Corporate office provides support to the mining and exploration activities with respect to financial, human resource and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	Mining &			2003
	Development	Corporate	Exploration	Total

Revenue from external customers	$45,122	$-	$-	$45,122
Interest income	10	388	5	403
Interest expense	(562)	(595)	-	(1,157)
Other income and expenses	(412)	248	576	412
Exploration	(374)	(106)	(2,063)	(2,543)
Depreciation and amortization	(3,306)	(19)	-	(3,325)
Net income (loss)	466	(5,777)	(1,483)	(6,794)

Capital asset expenditures	17,719	42	1,135	18,896
Segment assets	$104,756	$88,472	$86,655	$279,883

	Mining &			2002
	Development	Corporate	Exploration	Total

Revenue from external customers	$44,132	$961	$-	$45,093
Write-down of mineral properties	(27,218)	-	-	(27,218)
Interest income	25	240	4	269
Interest expense	(988)	-	-	(988)
Other income and expenses	789	24	170	983
Exploration	(163)	-	(1,043)	(1,206)
Depreciation and amortization	(4,852)	(20)	-	(4,872)
Net income (loss)	(30,331)	(2,888)	(758)	(33,977)

Capital asset expenditures	9,759	21	1,158	10,938
Segment assets	$86,640	$11,757	$4,548	$102,945

	Mining &			2001
	Development	Corporate	Exploration	Total

Revenue from external customers	$37,256	$40	$-	$37,296
Gain on sale of land	3,500	-	-	3,500
Interest income	104	126	6	236
Interest expense	(783)	-	-	(783)
Other income and expenses	204	23	-	227
Exploration	(15)	-	(877)	(892)
Depreciation and amortization	(4,257)	(47)	(8)	(4,312)
Net income (loss)	(5,952)	(1,796)	(329)	(8,077)

Capital asset expenditures	6,704	3	-	6,707
Segment assets	$86,424	$3,784	$1,309	$91,517

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page 16

		Revenue			Net Capital Assets

	2003	2002	2001		2003	2002

Peru	$45,122	$42,588	$35,108		$36,436	$31,907
Canada	-	961	40		62	20
Mexico	-	1,545	2,148		127,734	36,471
United States	-	-	-		1,194	1,194
Argentina	-	-	-		2,012	2,012
Bolivia	-	-	-		9	15

	$45,122	$45,093	$37,296		$167,447	$71,619

Other income consists of:

				2003	2002	2001

Sale of royalty (Note 7)				$-	$300	$-
Revenue from third party				564	170	-
Power credits (Note 8)				36	326	505
Gain on sale of marketable securities				318	-	-
Other revenue and expenses				(506)	187	(278)

				$412	$983	$227

16. SEVERANCE INDEMNITIES AND COMMITMENTS

Severance indemnities and commitments consist of:
				2003	2002

Severance indemnities				$803	$1,435
Employee benefits liability				562	578
Other provisions and non-current liabilities				1,181	347

				2,546	2,360
Less: current portion (Notes 8 and 9)				(420)	(953)

				$2,126	$1,407

The Company has an obligation to its Peruvian employees for severance indemnities. At December 31, 2003 the obligation amounted to $293,000 and the current portion of this obligation amounted to $72,000 (2002 -$753,000).

On March 6, 2000 the Company acquired a 71.83% interest in Compania Minera Huaron S.A. and assumed a $1,000,000 severance indemnity relating to former employees of Huaron; such liability will be discharged over an estimated ten-year period. At December 31, 2003 the unpaid obligation amounted to $510,000 (2002 -$682,000) and a portion of this liability amounting to $170,000 (2002 -$157,000) is reflected in current liabilities.

As at December 31, 2003, the Company had accrued a $910,000 (2002 - $578,000) liability for unpaid 1997 to 2000 hospital taxes. The amount outstanding accrues interest at 6% per annum and is to be repaid over a ten-year period ending in 2012. A portion of this liability amounting to $84,000 is reflected in current liabilities. As at December 31, 2003 the Company has provisions and other non-current liabilities totaling $176,000 (2002 - $347,000) of which $Nil (2002 - $347,000) is current.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page 17

17. INCOME TAXES

The recovery of income taxes reported differs from the amounts computed by applying the aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

The tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities have been determined and are set out in the following table. Until the Company can predict the timing of the realization of certain potential tax assets they are not reflected in the accounts.

Net Future Income Tax Assets and Liabilities
	2003	2002

Excess of tax value of capital assets over book value	$4,867	$7,460
Canadian resource pools	2,689	2,830
Excess tax value of mineral property over book value	1,614	1,614
Operating loss carry-forwards	23,336	20,174

Total future income tax asset	32,506	32,078
Less: valuation allowance	(17,996)	(23,327)

Net future income tax asset	14,510	8,751
Excess of book value of capital assets over tax value	(33,545)	(8,751)

Net future income tax liability	$(19,035)	$-

At December 31, 2003 the Company had the following loss carry forwards available for tax purposes:

	Amount	Expiry

Canada	$15,299,000	2005-2010
Peru	$24,609,000	2004-2006
Mexico	$27,340,000	2004-2013
Argentina	$1,869,000	2004-2008
Bolivia	$1,857,000	Indefinite

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page 18

18. DIFFERENCES PRINCIPLES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

		2003
				Shareholders'
Consolidated Balance Sheets		Total Assets	Total Liabilities		Equity

Reported under Canadian GAAP		$279,883		$95,785	$184,098
Deferred exploration (a)		(1,993)		-	(1,993)
Amortization of mineral property (a)		(1,700)		(595)	(1,105)
SFAS 150 adjustments (b)
Reclassify convertible debentures		-		63,201	(63,201)
Deferred debt issue costs		3,273		-	3,273
Interest accretion		-		(595)	595
Interest expense		-		1,887	(1,887)
Amortization of debt issue costs		(454)		-	(454)

Reported under US GAAP		$279,009		$159,683	$119,326

		2002
				Shareholders'
		Total Assets	Total Liabilities		Equity

Reported under Canadian GAAP		$102,945		$47,453	$55,492
Deferred exploration (a)		(1,993)		-	(1,993)
Asset retirement obligation (i)		(7,979)		(7,979)	-

Reported under US GAAP		$92,973		$39,474	$53,499

Consolidated Statements of Shareholders' Equity
	2003
			Additional
	Common	Convertible	Paid in
	Shares	Debentures	Capital	Deficit	Total

Reported under Canadian GAAP	$225,155	$66,736	$12,753	$(120,546)	$184,098

Amortization of mineral property	-	-	-	(1,105)	(1,105)
Deferred exploration (a)	-	-	-	(1,993)	(1,993)
SFAS 150 Adjustments (b)
Reclassify convertible debentures	-	(63,201)	-	-	(63,201)
Reverse accretion of convertible debentures -		(3,535)	-	3,535	-
Amortization of debt issue costs	-	-	-	(454)	(454)
Reverse interest accretion	-	-	-	595	595
Interest expense	-	-	-	(1,887)	(1,887)
Reverse debt issue costs	-	-	-	3,273	3,273

	$225,155	$-	$12,753	$(118,582)	$119,326

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page 19

2002
			Additional
	Common	Convertible	Paid in
	Shares	Debentures	Capital	Deficit	Total

Reported under Canadian GAAP	$161,108	$-	$1,327	$(106,943)	$55,492
Deferred exploration (a)	-	-	-	(1,993)	(1,993)

Reported under US GAAP	$161,108	$-	$1,327	$(108,936)	$53,499

2001
			Additional
	Common	Convertible	Paid in
	Shares	Debentures	Capital	Deficit	Total

Reported under Canadian GAAP	$130,723	$-	$1,120	$(72,966)	$58,877
Deferred exploration (a)	-	-	-	(1,993)	(1,993)

Reported under US GAAP	$130,723	$-	$1,120	$(74,959)	$56,884

		2003		2002	2001
Consolidated Statements of Operations

Loss for the year under Canadian GAAP		$(6,794)		$(33,977)	$(8,077)
Unrealized loss on short-term investments (c)		80		-	-
Amortization of mineral property (a)		(1,700)		-	-
Deferred exploration (a)		-		-	(24)
SFAS 150 adjustments (b)
Interest expense		(1,887)		-	-
Interest accretion		595		-	-
Amortization of debt issue costs		(454)		-	-

		(10,160)		(33,977)	(8,101)
Future income tax provision		595		-	-

Net loss under US GAAP		(9,565)		$(33,977)	$(8,101)

Basic loss per share under US GAAP		(0.19)		($0.81)	($0.22)

a) Mineral Property Expenditures

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. Prior to 2002 the Company had incurred exploration expenses that were added to the carrying value of mineral properties as it was anticipated that there was a continuing benefit of such expenditures. Subsequent to 2001 the Company has expensed all exploration costs unless such activities expand the reserve base at one of the Company's operations. Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves. For US GAAP purposes the Company therefore expensed its pre-2002 exploration expenditures.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page 20

Furthermore, under US GAAP, the cost of acquisition of mineral property rights are generally classified as intangible assets and should be amortized over their useful life which, in the case of mineral rights, is the period to expiry of the rights. Under Canadian GAAP, costs of acquiring mineral rights may be considered as tangible property and would be amortized over the productive life of the asset. As a result, for US GAAP purposes, the Company is amortizing the cost of the mining rights acquired in the Corner Bay transaction on a straight line basis over the life of the mining rights.

b) Convertible debentures

In May 2003, FASB Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" was issued. This Statement requires that three types of financial instruments be reported as liabilities by their issuers. Those types of instruments include: mandatorily redeemable instruments; forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares. SFAS 150 is effective for instruments entered into or modified after May 31, 2003. Under Canadian GAAP the convertible debentures have been accounted for in accordance with CICA Handbook Section 3870. Application of this section results in the accounting as described in Note 9, with the principle component of the debenture being treated as equity. In accordance with SFAS 150 the resulting change to the financial statements would be to increase liabilities by $63,201,000 and decrease shareholders' equity by a corresponding amount. Debt issue expenses of $3,273,000 would be reclassified from shareholders' equity to assets and would be amortized over three years at an annual rate of $1,091,000. Interest expense would be higher by $1,292,000.

c) Comprehensive income

The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted beginning on January 1, 1998.  SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The impact of adopting SFAS 130 on the Company's financial statements is a charge of $Nil (2002 - $28,000; 2001 - $38,000) to earnings relating to foreign exchange loss. Additionally, under SFAS 115, portfolio investments classified as available for sale securities are recorded at market value. The resulting gain and loss are included in determination of comprehensive income.

	2003	2002	2001
Net loss under US GAAP	(9,565)	(33,977)	(9,470)
Unrealized loss on available for sale securities	(80)	-	-
Foreign exchange adjustment	-	(28)	(38)

Comprehensive net loss under US GAAP	$(9,645)	$(34,005)	$(9,508)

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page 21

d) Derivative instruments and hedging activities

In April 2003, FASB Statement No. 149 ("SFAS 149") "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" was issued. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for certain provisions that relate to SFAS No. 133 "Implementation Issues" that had been effective prior to June 15, 2003. This Statement amends and clarifies accounting for derivative financial instruments and for hedging activities. In particular it clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as contemplated in SFAS No. 133 and it clarifies when a derivative contains a financing component. In addition, this Statement amends the definition of an underlying to make it conform to FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and also amends certain other existing accounting pronouncements. The application of SFAS 149 did not have a material effect on the Company's results of operations or its financial position.

e) Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2003, 2002 and 2001.

f) Share purchase warrants

The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant. The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercised at or higher than market value. Under Canadian GAAP, the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant. Under US GAAP, the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.

g) Financial statement presentation

For US GAAP purposes, certain items such as other income and expenses and interest income would be excluded from the calculation of "Loss from Operations".

h) Controlled entities

The Company owns a 50% interest in two Argentinean corporations (Note 7). Under US GAAP such ventures are accounted for under the equity method as it is considered that the Company cannot exercise sufficient control to warrant consolidation. Under Canadian GAAP, it is considered that the rights of the minority do not significantly impair the Company's right to control and direct the operations and therefore the Company has consolidated, on a proportionate basis, the results of operations and financial position. The Company has determined that the effect of this difference on all periods disclosed is immaterial.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page 22

i) Asset Retirement Obligations

In 2003 the Company adopted Canadian GAAP standards of "Asset Retirement Obligations" which are consistent with SFAS No. 143, "Accounting for Asset Retirement Obligations." These Standards address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. These Standards require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying value of the long-lived asset. For Canadian purposes the Company adopted this standard during 2003 with retroactive restatement to 2002. Under US GAAP retroactive restatement is not permitted.

j) Stock Based Compensation

As described in Note 3a the Company has adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148. The method of adoption applied by the Company is permissible under both Canadian and US standards.

k) Recent accounting pronouncements

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations-Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company has adopted SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 did not have a material affect on its consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Among other things, SFAS No. 145 rescinds both SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and the amendment to SFAS No. 4, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking Fund Requirements". Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The application of SFAS No. 145 did not have a material effect on the Company's results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal of Activities". SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been occurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2003, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

Pan American Silver Corp.

Notes to consolidated financial statements December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)Page 23

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2003. The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after March 15, 2004; however, earlier adoption is permitted. Adoption of this standard is not expected to have a material effect on the Company's results of operations, financial condition or disclosures.

19. SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

a) sold forward 10,960 tonnes of zinc at an average price of $1,042 per tonne and 7,215 tonnes of lead at an average price of $730 per tonnes. These forward sales contracts will settle between January 2004 and June 2005;

b) signed a binding agreement with a number of individuals, subject to regulatory approval and other conditions, to purchase a 80.72% equity interest in Compania Minera Argentum S.A. ("Argentum") and a 100% equity interest in an affiliated Peruvian company for approximately $37 million. Argentum received the Anticona and Manuelita mining units and related infrastructure and processing assets, ("Morococha") from Sociedad Minera Corona S.A.. Morococha is located in central Peru 150 km northeast of Lima. This proposed purchase is expected to close in the second quarter of 2004; and

c) issued 188,001 common shares for proceeds of $1,408,000 on exercise of employee stock options.

NOTICE OF

2004 ANNUAL GENERAL MEETING

____________

INFORMATION CIRCULAR

TABLE OF CONTENTS

LETTER FROM THE CHAIRMAN ii

NOTICE OF ANNUAL GENERAL MEETING iii

INFORMATION CIRCULAR 1

- Solicitation of Proxies 1
- Appointment of Proxyholder 1
- Revocation of Proxy 2
- Voting by Non-Registered Shareholders 2
- Voting of Proxies 3
- Exercise of Discretion 3
- Voting Securities and Principal Holders of Voting Securities 3
- Quorum and Votes Necessary 4
- Particular Matters to be Acted Upon 4
  - *Appointment of Auditors* 4
  - *Election of Directors* 4
  - *Share Bonus* 6
  - *Amendment to Stock Option Plan to Permit the Issuance of Bonus Shares* 7
  - *Amendment to Stock Option Plan to Increase the Maximum Number of Shares Issuable* 7
- Corporate Governance 8
  - *Composition of the Board* 8
  - *Board Committees* 9
  - *Summary of Attendance of Directors* 12
  - *Standards of Ethical Conduct* 12
- Directors' and Officers' Liability Insurance 12
- Executive Compensation 13
  - *Summary Compensation Table* 13
  - *Long-Term Incentive Plan* 13
  - *Stock Options* 14
  - *Termination of Employment, Change in Responsibilities and Employment Contracts* 15
  - *Compensation Committee* 16
  - *Report on Executive Compensation* 16
  - *Compensation of Directors* 17
  - *Performance Graph* 18
- Interest of Insiders in Material Transactions 18
- Management Contracts 18
- Interest of Certain Persons in Matters to be Acted Upon 18
- Other Matters 19
- Availability of Documents 19
- Approval of this Circular 19

APPENDIX "A" – Proposed Resolutions A-1
APPENDIX "B" – Amended and Restated Stock Option and Stock Bonus Plan B-1
APPENDIX "C" – TSX - Statement of Corporate Governance Practices C-1

April 6, 2004

Dear Shareholder:

It is my pleasure to invite you to attend our Annual General Meeting of shareholders.  The meeting will be held on Tuesday, May 11, 2004 at 2:00 p.m., Vancouver time, in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia.  I enclose the formal Notice of the meeting, the Information Circular and the Company's 2003 Annual Report.  If you are unable to attend the meeting in person, please complete, date, sign and return the enclosed proxy form in the envelope provided to ensure that your vote is counted.

I also enclose a special offer to Pan American shareholders from Reed & Barton, the well-known silverware manufacturer, to purchase at excellent prices sterling silver flatware for home use.  I believe the use of silver flatware adds elegance and beauty to everyone's home and should be encouraged!

2003 was a year of many accomplishments for Pan American, as detailed in our Annual Report.  These accomplishments have set the stage for what I expect to be much improved results in 2004, as our silver production further increases and silver prices maintain robust levels.  I appreciate your support of our enterprise, and look forward to updating our 2004 plans and accomplishments at our Annual General Meeting and, as they unfold, during the year to come.

Yours sincerely,

PAN AMERICAN SILVER CORP.

(Signed) ROSS J. BEATY,

Chairman and Chief Executive Officer

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147
www.panamericansilver.com

- ii -

PAN AMERICAN SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of PAN AMERICAN SILVER CORP. (the "Company") will be held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Tuesday, May 11, 2004 at 2:00 p.m. (Vancouver time) for the following purposes:

1.

to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2003, together with the auditors' report thereon;

2.

to determine the number of directors of the Company at eight;

3.

to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting;

4.

to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company;

5.

to elect directors of the Company;

6.

to consider and, if thought appropriate, to pass an ordinary resolution authorizing the Company to issue 16,058 common shares to senior officers of the Company and certain of its subsidiaries for extraordinary contributions to the advancement of the Company;

7.

to consider and, if thought appropriate, to pass an ordinary resolution authorizing an amendment to the terms of the Company's Stock Option Plan to permit the issuance of up to a total of 50,000 bonus common shares of the Company each calendar year to employees, senior officers, directors and consultants of the Company and its subsidiaries;

8.

to consider, and if thought appropriate, to pass an ordinary resolution authorizing an amendment to the terms of the Company's Stock Option Plan to increase the maximum aggregate number of common shares issuable under such plan by an additional 2,153,916 common shares;

9.

to consider amendments to or variations of any matter identified in this Notice of Meeting; and

10.

to transact such further and other business as may be properly brought before the Meeting or any and all adjournments thereof.

Accompanying this Notice of Meeting are:  (i) a copy of the Company's 2003 Annual Report; (ii) an Information Circular; (iii) an Instrument of Proxy and Notes thereto; and (iv) a reply card for use by shareholders who wish to receive the Company's interim financial statements.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Trust Company of Canada, Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.  If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

- iii -

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-564-6253.

This Notice of Meeting, the Information Circular, the Instrument of Proxy and notes thereto and the reply card are first being sent to shareholders of the Company on or about April 14, 2004.

DATED at Vancouver, British Columbia, this 6th day of April, 2004.

BY ORDER OF THE BOARD

(signed)  GORDON JANG,

Controller and Corporate Secretary

- iv -

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation by the management of PAN AMERICAN SILVER CORP. (the "Company") of proxies to be voted at the annual general meeting of the shareholders of the Company to be held at 2:00 p.m. (Vancouver time) on Tuesday, May 11, 2004, in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, and any adjournments thereof (the "Meeting").

Management's solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company's registrar and transfer agent.  The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid.  All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to the "Company" mean the Company and its subsidiaries.  The principal executive office of the Company is located at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The telephone number is (604) 684-1175 and the facsimile number is (604) 684-0147.  The Company's website address is www.panamericansilver.com.  The information on that website is not incorporated by reference into this Information Circular.  The registered and records office of the Company is located at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in United States Dollars.

The date of this Information Circular is April 6, 2004, and it is first being sent to shareholders on or about April 14, 2004.

Appointment of Proxyholder

The persons named in the accompanying form of proxy for the Meeting are directors or officers of the Company, or both.  A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person's name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder's attorney authorized in writing.  If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument.  An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Attention: Stock Transfer Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-564-6253.

Revocation of Proxy

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, before any vote in respect of which the proxy is to be used shall have been taken.  A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company's registrar and transfer agent in the manner described above, or in any other manner permitted by law.

Voting by Non-Registered Shareholders

Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in many cases, common shares in the capital of the Company ("Shares") beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

(b)

in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Notice of Meeting, this Information Circular, the form of proxy, and the Company's 2003 Annual Report (collectively, the "Meeting Materials") to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies, such as ADP Canada or ADP, to forward the Meeting Materials to Non-Registered Holders.  Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

receive, as part of the Meeting Materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the internet); or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and deposit it as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.

Voting of Proxies

Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by such proxies will be voted accordingly.  If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.  If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of directors, the proxyholder will not vote the Shares represented by that proxy for any director.

Exercise of Discretion

The accompanying form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the persons appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business.  At the date of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue 100,000,000 common shares without par value of which 57,418,341 fully paid and non-assessable Shares are issued and outstanding as of April 6, 2003.  The holders of Shares are entitled to one vote for each Share held.  The Company has no other classes of voting securities.

Any holder of Shares of record at the close of business on Friday, April 9, 2004 and any holder of the Company's outstanding 5.25% convertible unsecured senior subordinated debentures of record at the close of business on Friday, April 9, 2004 will be entitled to receive notice of the Meeting.  Any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Shares voted at the Meeting.   The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of the issued and outstanding Shares as at April 6, 2004.

Quorum and Votes Necessary

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of one shareholder, or one proxyholder representing a shareholder or shareholders, holding not less than one-twentieth of the issued Shares entitled to be voted at the Meeting.

With respect to the proposed determination of the number of directors of the Company, the reappointment of the Company's auditors and the authorization of the board of directors of the Company (the "Board") to fix the remuneration to be paid to the Company's auditors, the issuance of bonus shares, the proposed amendments to the Company's stock option plan, and the Business Corporations Act (British Columbia) and the Company's Memorandum and Articles require that shareholders approve the proposed actions by ordinary resolution.  An ordinary resolution means that the resolution must be approved by not less than a simple majority of the votes cast by the shareholders of the Company who voted in person or by proxy at the Meeting.

Particular Matters to be Acted Upon

Appointment of Auditors

Unless otherwise instructed, the accompanying form of proxy will be voted for: (a) the reappointment of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office until the close of the next annual general meeting of the Company; and (b) the authorization of the Board to fix the remuneration to be paid to the auditors of the Company.  Deloitte & Touche LLP were first appointed auditors of the Company on October 26, 1993.

Election of Directors

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for determining the number of directors of the Company at eight.

The term of office of each of the present directors expires at the close of the Meeting.  Persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees herein listed.  Management does not contemplate that any of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder's Shares are to be withheld from voting on the election of directors.  Each director elected will hold office until the close of the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of management's nominees for election as directors, the municipality and province or state in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee's principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company or any of its subsidiaries beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at April 6, 2004.

Name, Residence and Position	Principal Occupation, Business or Employment	Director Since	Number of Shares Held

ROSS J. BEATY (4) Vancouver, B.C. Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of the Company	Sept. 30, 1988	2,982,600 (5)

GEOFFREY A. BURNS (4) North Vancouver, B.C. President, Chief Operating Officer and Director	President and Chief Operating Officer of the Company; formerly Chief Financial Officer of Coeur d'Alene Mines Corporation	July 1, 2003	3,393

WILLIAM A. FLECKENSTEIN(3) (4) Seattle, Washington Director	President of Fleckenstein Capital, Inc. (investment counselling firm)	May 9, 1997	219,300 (6)

MICHAEL LARSON(4) Seattle, Washington Director	Investment Manager with Cascade Investment, LLC (a private investment company)	November 29, 1999	5,109,000 (7)

MICHAEL J.J. MALONEY (1)(2)(3)(4) Seattle, Washington Director	Private Investor	Sept. 11, 1995 to November 29, 1999; re-elected May 15, 2000	25,000

PAUL B. SWEENEY(1) (4) Surrey, B.C. Director	Chief Financial Officer of Canico Resource Corp. (a mining company)	August 6, 1999	Nil

JOHN M. WILLSON (1)(2)(4) Vancouver, B.C. Director	Retired since April 2000; formerly Chief Executive Officer of Placer Dome Inc. (a mining company)	May 10, 2002	2,000

JOHN H. WRIGHT (4) Vancouver, B.C. Director	Retired since May 2003; formerly President and Chief Operating Officer of the Company	Sept. 30, 1988	19,700 (5)

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Nominating and Governance Committee.

(4)

Member of the Environmental Committee.

(5)

Messrs. Beaty and Wright each hold directly, in trust for the Company, one share in the capital of Pan American Silver S.A.C. Mina Quiruvilca, an indirect subsidiary of the Company.

(6)

Mr. Fleckenstein holds a portion of these Shares directly, a portion indirectly and exercises control or direction over a portion on behalf of a fund.

(7)

Mr. Larson exercises control or direction over 5,105,000 these Shares on behalf of Cascade Investment LLC.

The information as to the municipality and province or state of residence, principal occupation, business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table is not within the knowledge of the directors or senior officers of the Company and has been furnished by the individual nominees as at April 6, 2004.

Share Bonus

At the Meeting the shareholders will be asked to consider and, if thought appropriate, to approve by way of an ordinary resolution the issuance of 16,058 Shares (the "Share Bonus") to nine senior officers of the Company or certain of its subsidiaries for their extraordinary contributions to the advancement of the Company during the financial year ended December 31, 2003, in the following amounts:

Bonus Share Recipient	Number of Shares
ROSS J. BEATY	3,030
GEOFFREY A. BURNS	3,030
ANDReS DASSO	2,303
ROBERT PIROOZ	1,818
STEVEN BUSBY	1,636
ANDREW POOLER	1,272
BRENDA RADIES	909
WILLIAM FAUST	848
GORDON JANG	606
STUART MOLLER	606

All of these senior officers are insiders of the Company, as defined in the Securities Act (Ontario).  In the absence of instructions to the contrary, the accompanying form of proxy will be voted for this ordinary resolution.

The text of the ordinary resolution to approve the issuance of the Share Bonus to these senior officers is annexed as Resolution No. 1 of Appendix "A" to this Information Circular.

Shareholder approval of the issuance of the Share Bonus is required pursuant to the rules and policies of the TSX.  The rules and policies of the TSX further require that the issuance of the Share Bonus must be approved by a majority of the votes cast at the Meeting other than votes attaching to Shares beneficially owned by insiders to whom any portion of the Share Bonus may be issued and their associates.  The number of votes attaching to the Shares that, to the Company's knowledge as at April 6, 2004, will not be counted for the purpose of determining whether this required level of shareholder approval has been obtained is 2,985,993 Shares.  The proposed issuance of the Share Bonus is also subject to regulatory approval by the TSX and Nasdaq.

The Board believes that the issuance of the Share Bonus is necessary and in the best interests of shareholders in order for the Company and its subsidiaries to continue to attract and retain capable and experienced employees.  The financial year ended December 31, 2003 was a year of considerable progress for the Company on many fronts, production increased by 11% with the completion of the expansion of the La Colorada silver mine in Mexico, cash production costs decreased and the Company's base of development properties was increased with the acquisition of the Alamo Dorado project in Mexico through the acquisition of Corner Bay Silver Inc.  The Board would like to acknowledge the considerable efforts directed to the Company's affairs by these senior officers in 2003.  Accordingly, the Compensation Committee of the Board recommended, and the Board approved, subject to regulatory and shareholder approval, the issuance of the Share Bonus to these senior officers.

Amendment to Stock Option Plan to Permit the Issuance of Bonus Shares

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to amend the terms of the Company's current Stock Option Plan (the "Plan") to permit the Board in its sole and absolute discretion to allot, issue and distribute up to a total of 50,000 Shares (the "Bonus Shares") in each calendar year to those directors, officers and employees of the Company or its subsidiaries and persons or companies engaged to provide ongoing management or consulting services for the Company or any of its subsidiaries whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company.  In the absence of instructions to the contrary, the accompanying form of proxy will be voted for this ordinary resolution.

The text of the ordinary resolution to amend the Plan to permit the issuance of such Bonus Shares is annexed as Resolution No. 2 of Appendix "A" to this Information Circular.

The terms of the current Plan are described under the heading "Executive Compensation - Stock Options".  The Plan currently does not permit the Board to issue Bonus Shares under the Plan.  Accordingly, the TSX requires shareholder approval for each issuance of Bonus Shares.

The Board believes that the proposed amendment to the Plan to permit the issuance of Bonus Shares is necessary and in the best interests of the Company and its shareholders in order for the Company and its subsidiaries to continue to attract and retain capable and experienced directors, officers and employees, as well as to provide incentives to other key service providers.

An amended and restated draft of the Plan which reflects the proposed ordinary resolution is set out in Appendix "B" to this Information Circular.  Section 6 of this amended Plan deals predominantly with the issuance of Bonus Shares.

Shareholder approval of this proposed amendment to the Plan is required pursuant to the rules and policies of the TSX and Nasdaq.  The rules and policies of the TSX further require that this proposed amendment to the Plan must be approved by a majority of the votes cast at the Meeting other than the votes attaching to Shares beneficially owned by insiders of the Company to whom Bonus Shares may be issued and their associates.  The number of votes attaching to the Shares that, to the Company's knowledge as at April 6, 2004, will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained for is amendment to the Plan is 8,360,993 Shares.  This proposed amendment of the Plan is also subject to regulatory approval by the TSX and Nasdaq.

Amendment to Stock Option Plan to Increase the Maximum Number of Shares Issuable

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to amend the terms of the Plan to increase the number of Shares that may be reserved for issuance upon the exercise of stock options issued to directors, officers and employees of the Company and its subsidiaries and persons or companies engaged to provide ongoing management or consulting services for the Company or any of its subsidiaries (and, if the preceding ordinary resolution is approved, the number of Bonus Shares which may be issued to such persons) by an additional 2,153,916 Shares.  In the absence of instructions to the contrary, the accompanying form of proxy will be voted for this ordinary resolution.

The text of the ordinary resolution to amend the Plan to increase the maximum number of Shares is annexed as Resolution No. 3 of Appendix "A" to this Information Circular.

The terms of the current Plan are described under the heading "Executive Compensation - Stock Options".  As at March 31, 2004 there were options outstanding under the Plan to acquire up to 1,946,344 Shares.  Notwithstanding any increase to the maximum number of Shares issuable under the terms of the Plan, the number of Shares which may be issuable under the Plan, together with all the Company's other previously established or proposed share compensation arrangements, within a one year period: (i) to insiders of the Company, in aggregate, shall not exceed 10% of the Company's outstanding and issued share capital; and (ii) to any one optionee who is an insider of the Company or an associate of such insider, shall not exceed 5% of the outstanding and issued Shares of the Company.  The Company has also undertaken to limit the number of Shares which may be reserved for issuance from time to time pursuant to all outstanding options to no more than 10% of the issued and outstanding Shares of the Company.

The Board believes that the proposed amendment to the Plan is necessary and in the best interests of the Company and its shareholders in order for the Company and its subsidiaries to continue to attract and retain capable and experienced directors, officers and employees, as well as to provide incentives to other key service providers.  In order to attract additional personnel who are capable and experienced and to align their compensation with the interests of the shareholders, the Company needs to be in a position to offer options to acquire Shares in excess of the current maximum permitted under the Plan.

The Company provides no financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Plan.

Shareholder approval of this proposed amendment to the Plan is required pursuant to the rules and policies of the TSX and Nasdaq.  This proposed amendment of the Plan is also subject to regulatory approval by the TSX and Nasdaq.

Corporate Governance

The Board is required to supervise the management of the business and affairs of the Company.  In February 1996 the Board adopted a formal written mandate which defined its stewardship responsibilities.  This mandate was revised, amended and restated in April 2003 in light of proposed changes to the TSX's corporate governance guidelines, as well as the provisions of the Sarbanes-Oxley Act of 2002 and proposed changes to the Nasdaq's corporate government requirements.

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders' interests and maximizing shareholder value.

Both the TSX and the Nasdaq National Market ("Nasdaq") have established guidelines for effective governance of listed companies.  The Board is of the view that the Company's system of corporate governance meets or exceeds these guidelines.

The Company's corporate governance practices are compared with the TSX guidelines for effective corporate governance (the "TSX Guidelines") in Appendix "C" to this Information Circular.

Composition of the Board

The Board currently consists of eight directors, five of whom, William A. Fleckenstein, Michael Larson, Michael J.J. Maloney, Paul B. Sweeney and John M. Willson, qualify as unrelated directors under the TSX Guidelines and are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.  These five directors also qualify as independent directors under Nasdaq rules.  Ross J. Beaty and Geoffrey A. Burns qualify as related directors who are not independent due to their management positions with the Company.  John H. Wright qualifies as a related director who is not independent due to his former management position with the Company.

Board Committees

The Board has established four committees:  the Audit Committee, the Compensation Committee, the Environmental Committee and the Nominating and Governance Committee.  Each committee operates in accordance with the Board's formal written mandate which defines its stewardship responsibilities.  Committee members are appointed annually following the Company's annual general meeting.

The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

The Audit Committee is composed of three directors, all of whom are unrelated directors for the purposes of the TSX Guidelines and all of whom are independent directors for purposes of the Nasdaq rules.  The Chairman of the Audit Committee is Paul B. Sweeney.  All members of the Audit Committee are financially literate.  The Company considers "financial literacy" to be the ability to read and understand a company's fundamental financial statements, including a company's balance sheet, income statement and a cash flow statement.  Mr. Sweeney has significant employment experience in finance and accounting - he currently serves as the Chief Financial Officer of Canico Resource Corp. and has in the past served as Chief Financial Officer of Manhattan Minerals Corp. - and the requisite professional certification in accounting, as a member of the Certified General Accountants Association of British Columbia, to meet the criteria of a financial expert within the meaning of section 407 of the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its oversight functions as they relate to the Company's accounting, financial reporting, auditing, risk management and internal controls.  The Audit Committee has the following duties and responsibilities: () reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; () reviewing and approving unaudited interim financial statements of the Company; () recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where necessary, the removal of the Company's independent auditors; () reviewing the scope and adequacy of audits to be conducted by the Company's independent auditors; () adopting and annually reassessing formal terms of reference for the Company's independent auditors; () monitoring and evaluating the independence and performance of the Company's independent auditors; () pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; () reviewing all post-audit management letters containing the recommendations of the Company's independent auditors and management's response or follow-up thereto; () reviewing and monitoring the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices; () monitoring the Company's compliance with legal and regulatory requirements related to financial reporting and disclosure; () monitoring and evaluating the adequacy of the Company's internal accounting and audit procedures; () reviewing and ensuring the acceptability of the Company's accounting principles; () identifying the principal financial risks of the Company; () overseeing management's reporting on internal controls and ensuring that management has designed and implemented an effective system of internal controls; () establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; () annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board's formal written mandate; and () any other matters that the Audit Committee feels are important to its mandate or that the

Board chooses to delegate to it.  The Audit Committee is empowered to instruct and retain independent counsel or other advisors, as it determines necessary to carry out its duties, at the expense of the Company.

In addition, the Audit Committee has prohibited the use of the Company's independent auditors for the following non-audit services:

  bookkeeping or other services related to the accounting records or financial statements of the Company;

  financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls;

  appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to the Company's financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results;

  actuarial services;

  internal audit outsourcing services;

  management functions or human resources functions;

  broker-dealer, investment advisor or investment banking services;

  legal services; and

  expert services unrelated to audits.

As described above under the heading "Particular Matters to be Acted Upon - Appointment of Auditors", the auditors of the Company are Deloitte & Touche LLP.  Fees paid or accrued by the Company and its subsidiaries for audit and other services provided by Deloitte & Touche LLP and its related entities during the years ended December 31, 2003 and 2002 were as follows:

	Year ended December 31, 2003	Year ended December 31, 2002

Audit Fees	$147,117	$107,730
Audit Related Fees	--	--
Tax-Related Fees	8,300	7,360
Other Fees	59,963 (1)	77,810 (2)
Total:	$ 215,380	$ 192,900

(1)

"Other fees" paid by the Company during the year ended December 31, 2003 relate to services performed in connection with:  (i) quarterly reviews of consolidated financial statements; and (ii) the review and preparation of documents and financial statements in connection with a public offering of 5.25% convertible unsecured senior subordinated debentures.

(2)

"Other fees" paid by the Company during the year ended December 31, 2002 relate to services performed in connection with:  (i) quarterly reviews of consolidated financial statements; (ii) the review and preparation of documents and financial statements in connection with a public offering of Shares; (iii) the review and preparation of documents and financial statements in connection with the Company's acquisition of Corner Bay Silver Inc.; (iv) certifications required by the lenders to the Company's expansion of the La Colorada mine; and (v) a payroll audit.

The Audit Committee approved all non-audit services provided by Deloitte & Touche LLP to the Company in 2002 and 2003.

Compensation Committee

The Compensation Committee is comprised of two directors, both of whom are unrelated directors for the purposes of the TSX Guidelines and independent directors for purposes of the Nasdaq rules.  The Chairman of the Compensation Committee is John M. Willson.  The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company's stock option plan, and delivers an annual report to shareholders on executive compensation.

Environmental Committee

The Environmental Committee consists of eight directors (which represents all of the members of the Board), five of whom are unrelated directors for the purposes of the TSX Guidelines and independent directors for purposes of the Nasdaq rules.  The Chairman of the Environmental Committee, Ross J. Beaty, is a related director.  The Company recognizes that proper care of the environment is integral to its existence, its employees, the communities in which is operates and all of its operations.  Accordingly, the Company has directed its operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies (the "Global Statement").  The Company's operating subsidiaries have responsibility for compliance with the Global Statement and in connection therewith have established policies, programs and practices for conducting mining operations and mineral exploration and exploitation in an environmentally sound and locally acceptable manner.  The Environmental Committee ensures that an audit is made, not less than annually, of all exploration, construction, exploitation, remediation and mining activities undertaken by the Company's operating subsidiaries to assess consistency with the Global Statement.

Nominating and Governance Committee

The Nominating and Governance Committee consists of two directors, both of whom are unrelated directors for the purposes of the TSX Guidelines and independent directors for purposes of the Nasdaq rules.  The Chairman of the Nominating and Governance Committee is Michael J.J. Maloney.  The Nominating and Governance Committee: oversees the effective functioning of the Board; oversees the relationship between the Board and management of the Company; ensures that the Board can function independently of management at such times as is desirable or necessary; assists the Board in providing efficient and effective corporate governance for the benefit of shareholders; identifies possible nominees for the Board; and reviews the qualifications of possible nominees for, and current members, of the Board.  The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees; (iii) the appropriateness of the terms of the mandate and responsibilities of the Board; (iv) the compensation of the directors of the Company; (v) the directorships held by the Company's directors and officers in other corporations; (vi) the Company's nominees on the boards of directors of its subsidiaries and other corporations; and (vii) the corporate objectives which the Chairman and Chief Executive Officer of the Company is responsible for meeting, the assessment of the Chairman and Chief Executive Officer of the Company by the Board against these objectives and the appropriateness of the duties and responsibilities of the Chairman and Chief Executive Officer.

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2003:
Director	Board	Audit	Compensation	Nominating and Governance	Environmental
	9 meetings	3 meetings	2 meetings	1 meeting	1 meeting
ROSS J. BEATY	9/9	-	-	-	1/1
GEOFFREY A. BURNS(1)	5/5	-	-	-	-
WILLIAM A. FLECKENSTEIN	9/9	-	-	1/1	1/1
MICHAEL LARSON	8/9	-	-	-	1/1
MICHAEL J.J. MALONEY	9/9	3/3	2/2	1/1	1/1
PAUL B. SWEENEY	9/9	3/3	-	-	1/1
JOHN M. WILLSON	7/9	3/3	2/2	-	1/1
JOHN H. WRIGHT	9/9	-	-	-	1/1

(1)

Appointed as a director effective July 1, 2003.

Standards of Ethical Conduct

As part of its stewardship responsibilities, the Board has approved formal "Standards of Ethical Conduct" that are designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.  The standards are applicable to all the Company's directors, officers and employees.  The full text of these standards is available free of charge to any person upon request from the Controller and Corporate Secretary of the Company at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, Telephone: (604) 684-1175.  The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or executive officers.  Disclosure will be made by the Company of any waiver from these standards granted to the Company's directors or executive officers in the Company's quarterly report that immediately follows the grant of such waiver.

Directors' and Officers' Liability Insurance

The Company maintains two Directors' and Officers' Liability Insurance Policies covering a period of one year from August 18, 2003 (the "Policy Year") with an aggregate limit on liability of $10,000,000 to cover the directors and officers of the Company and its subsidiaries, individually and as a group.  The insured company would bear the first $200,000 of any loss, except in the cases of losses arising in connection with US securities related claims where the insured company would bear the first $350,000 of any loss.

The Company paid aggregate premiums of $277,000 for such insurance for the Policy Year.

-  12-

Executive Compensation

Summary Compensation Table

The following table sets forth a summary of the total compensation paid to, or earned by, the Company's Chairman and Chief Executive Officer and the four other most highly paid executive officers of the Company and any of its subsidiaries (each a "Named Executive Officer") during the three most recently completed financial years.

Long-Term Incentive Plan

The Company does not presently have a long-term incentive plan for its executive officers.

Stock Options

The Company's current Plan governing the Company's issuance of stock options was established by the Board on March 26, 1998 (and approved by shareholders on May 5, 1998, and amended as approved by shareholders on May 20, 1999, May 11, 2000 and September 5, 2002).  The Plan provides for the granting of options to purchase Shares to executive officers, directors and "Service Providers" of the Company.  A "Service Provider" is defined as:  () an employee of the Company; () a person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and () a person who provides ongoing management or consulting services to the Company or any entity controlled by the Company indirectly through a company that is itself a Service Provider.

The purpose of granting such options is to assist the Company in attracting, retaining and motivating executive officers, directors and Service Providers and to more closely align the personal interests of such executive officers, directors and Service Providers to those of the shareholders.  The Plan is intended to be competitive with the benefit programs of other companies in the mining industry.

The Plan complies with the rules set forth for such plans by the TSX.

The term of any options granted under the Plan will be at the discretion of the Board, but will not be in excess of ten years in accordance with the rules and policies of any stock exchange or securities market on which Shares are listed.  Any grant of options under the Plan will be within the discretion of the Board, subject to the condition that the maximum number of Shares which may be issuable under the Plan shall be 4,846,084 Shares or such additional amount as the Company's shareholders may approve from time to time.  This maximum number includes both Shares previously issued upon the exercise of options over the entire term of the Plan since March 26, 1998 and Shares issuable under outstanding options under the Plan.  In addition, the number of Shares issuable under the Plan to any one optionee or in the aggregate to insiders of the Company must not, when combined with all of the Company's previously established or proposed share compensation arrangements, exceed 5% and 10%, respectively, of the total number of issued and outstanding Shares on a non-diluted basis.  The number of Shares which may be issuable under the Plan, together with all the Company's other previously established or proposed share compensation arrangements, within a one year period: (i) to insiders of the Company in aggregate, shall not exceed 10% of the outstanding issue; and (ii) to one optionee who is an insider of the Company or any associates of such insider, shall not exceed 5% of the outstanding issue.  The exercise price of options granted under the Plan will be set as the weighted average trading price of Shares on the TSX or Nasdaq, as the Board may select, for the five trading days (in which at least one board lot of the Shares were traded) prior to the date the option was granted.  Under the Plan, options are non-assignable and non-transferable.  The options granted under the Plan will terminate on the earlier of the expiry date of the options or 30 days after termination of employment, office or the date the individual ceases to be a Service Provider, where the reason for termination of the individual was otherwise than for cause or by reason of death or disability.  In the event of termination for cause, the options granted under the Plan will terminate immediately upon the date which the individual ceases to be a director, officer or Service Provider.  In the event the individual ceases to be a director, officer or Service Provider due to death or disability, the options granted under the Plan will terminate upon the earlier of the expiry date and 12 months after the date of death or disability.  The Plan also contains an adjustment mechanism to alter, as appropriate, the option price or number of shares issuable under the Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business which alters share price or number of Shares outstanding.  As at March 31, 2004 there were options outstanding under the Plan to acquire up to 1,946,344 Shares.

The Company provides no financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Plan.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve two ordinary resolutions to amend the terms of the Plan.  See "Particular Matters to be Acted Upon - Amendment to Stock Option Plan to Permit the Issuance of Bonus Shares" and "- Amendment to Stock Option Plan to Increase the Maximum Number of Shares Issuable".

The following table sets forth information concerning options granted to the Named Executive Officers during the Company's most recently completed financial year.  No stock appreciation rights are outstanding and it is currently intended that none be issued.

Option Grants During the Most Recently Completed Financial Year
Name	Number of Securities Under Options	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Securities)	Expiry Date
GEOFFREY A. BURNS	320,000	20.27%	Cdn. $8.90	Cdn. $9.40	May 1, 2008
WILLIAM A. FAUST	11,538 5,769 200,000	0.73% 0.37% 12.67%	Cdn. $ 7.80 Cdn. $12.00 Cdn. $ 9.78	Cdn. $9.65 Cdn. $9.65 Cdn. $9.65	Feb. 28, 2005 Feb. 28, 2005 Mar. 1, 2007

The following table sets forth information concerning the exercise of options under the Plan during the financial year ended December 31, 2003 and the value at December 31, 2003 of unexercised in-the-money options under the Plan held by each of the Named Executive Officers.

Option Exercises During the Most Recently Completed Financial Year

Name	Securities Acquired on Exercise	Aggregate Realized Value (US$)	Unexercised Options at Financial Year End Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options at Financial Year End Exercisable (US$)/ Unexercisable (US$)
ROSS J. BEATY	80,000	280,756	295,000/Nil	2,669,263/Nil

GEOFFREY A. BURNS	75,000	274,495	5,000/240,000	32,241/1,547,551

ANTHONY HAWKSHAW	140,100	652,521	Nil/Nil	Nil/Nil

ANDReS DASSO	35,000	187,698	10,000/Nil	64,481/Nil

WILLIAM FAUST	77,307	123,307	Nil/140,000	Nil/937,293

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Executive Officers, only Geoffrey A. Burns, the Company's President and Chief Operating Officer, and William Faust, the Company's President, Mexican Operations, are currently engaged under employment contracts.  These contracts are for an indefinite term and provide for base salary, discretionary bonus, grant of stock options (320,000 in the case of Mr. Burns and 200,000 in the case of Mr. Faust, which were granted by the Company in 2003), four weeks vacation time and various minor perquisites.  Mr. Burns' contract also provides for: (i) a termination payment equal to one year's annual salary plus one month's salary for each fully completed year of continuous employment with the Company together with benefits for a period of 12 months in the event he is terminated by the Company without just cause; or (ii) a termination payment equal to two years' annual salary together with benefits for a period of 12 months if he resigns within six months of any person acquiring 50% of the outstanding Shares or acquiring sufficient Shares to replace the majority of the Company's Board with such person's nominees.  Mr. Faust's contract also provides for: (i) a termination payment equal to one year's annual salary in the event he is terminated by the Company without just cause; or (ii) a termination payment equal to one year's annual salary together with benefits for a period of 12 months if he resigns within six months of any person acquiring 50% of the outstanding Shares or acquiring sufficient Shares to replace the majority of the Company's Board with such person's nominees.

Compensation Committee

The Company has a compensation committee comprised of the following directors:  John M. Willson and Michael J.J. Maloney.  The Chairman of the compensation committee is John M. Willson.  The duties and responsibilities of the Compensation Committee are set out in this Information Circular under the heading "Corporate Governance - Board Committees - Compensation Committee".

Report on Executive Compensation

The Company's compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian resource companies of similar size and scope of operations.  Each executive officer's position is evaluated to establish skill requirements and level of responsibility and this evaluation provides a basis for internal and external comparisons of positions.  In addition to industry comparables, the Board and the Compensation Committee consider a variety of factors when determining both compensation policies and programs and individual compensation levels.  These factors include the long-term interests of the Company and its shareholders, overall financial and operating performance of the Company and the Board's and the Compensation Committee's assessment of each executive's individual performance and contribution towards meeting corporate objectives. Executive officer compensation is composed of three major components:  base salary, cash or share bonus and stock options.

Base salary ranges are determined following a review of market data for similar positions in Canadian resource companies of comparable size and scope of operations.  The salary for each executive officer's position is then determined having regard for the incumbent's responsibilities, individual performance factors, overall corporate performance, potential for advancement, and the assessment of the Board and the Compensation Committee of such matters as are presented by management.  The Company increased the base salary of a number of its executive officers in respect of the financial year ended December 31, 2003, including the Chairman and Chief Executive Officer and the former Chief Financial Officer, in recognition of the Company's success in increasing its base of development and exploration properties with the acquisition of interests in the Manantial Espejo and Alamo Dorado projects, the strong performance of the Company's share price and in light of compensation trends among comparable resource companies.

The second component of the executive officers' compensation is a cash or share bonus.  In light of a recommendation from the Compensation Committee, the Board may grant executive officers cash or share bonuses.  To date the performance criteria and objectives considered by the Compensation Committee and the Board for determining the availability of such bonuses include the Company's share performance generally and each executive officer's role in (i) increasing the Company's silver production, (ii) co-ordinating the exploration for and development of silver properties for the Company, (iii) expanding the Company's base of silver properties through acquisitions and (iv) improving the Company's profitability.  For 2003, the Company agreed, subject to shareholder and regulatory approval, to issue 16,058 Shares to nine senior executive officers of the Company and certain of its subsidiaries predominantly in consideration of the Company's 11% production increase, decreased cash production costs and success in expanding the Company's base of silver production and development properties through acquisitions.  For 2002, the Company did not pay any bonuses.  The Compensation Committee and the Board will next consider the issuance of cash or share bonuses to executive officers and employees at or about the end of the Company's next financial year.

The third component of the executive officers' compensation is stock options.  The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to executive officers under the Company's Plan.  Grants of stock options are intended to emphasize executive officers' commitment to the growth of the Company and the enhancement of Share value.  Options were last granted to executive officers generally in December 2002 and are granted to newly hired executive officers at the time of their initial employment.  The Company places strong reliance on stock options in terms of the total compensation of its executive officers in keeping with overall compensation trends in the Canadian mining industry and to conserve the Company's cash.

Mr. Ross J. Beaty, the Chairman and Chief Executive Officer of the Company, has a current base salary of $127,266 (Mr. Beaty's compensation is paid in Canadian dollars.  The United States/Canadian dollar rate of exchange used for conversion is 1.2965).  The overall base salary compensation for Mr. Beaty is determined on the basis of a review of market data for similar positions in Canadian resource companies of comparable size and scope of operations.  In keeping with the Company's commitment to maintaining low relative general and administrative costs, Mr. Beaty's compensation is targeted at the lower quartile of his peer group.  The Committee believes that Mr. Beaty's performance is suitably compensated through the appreciation of his substantial Share ownership position in the Company and the grant of stock options and cash or share bonuses.  In 2003, corporate performance determined the majority of Mr. Beaty's share bonus and the remainder was based on his personal contribution to the Company's 11% production increase, decreased cash production costs and the Company's success in expanding the Company's base of silver production development properties through acquisitions.

JOHN M.  WILLSON

MICHAEL J.J. MALONEY

Compensation of Directors

Each non-executive director of the Company receives either:

(i)

a $13,000 annual cash retainer, paid quarterly, a single $1,500 annual fee for all meetings of the Board and any committees thereof during the year and options to purchase up to 8,000 Shares pursuant to the Plan which are fully vested and with a term of five years.  During the financial year ended December 31, 2003 Mr. Willson received such compensation; or

(ii)

a single $1,500 annual fee for all meetings of the Board and any committees thereof during the year and options to purchase up to 22,000 Shares under the Plan, which are fully vested and with a term of five years.  During the financial year ended December 31, 2003, Messrs. Fleckenstein, Larson, Maloney and Sweeney received such compensation

The Company also reimburses its directors for reasonable out-out-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.

During the financial year ended December 31, 2003, Mr. John Wright only served as a non-executive director for six months.  Accordingly, he was paid a $6,500 cash retainer and a single $1,500 annual fee for his service as a non-executive director.  Mr. Wright declined to accept any options for his service as a non-executive director.

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its Shares with the cumulative total return of the S&P/TSX Composite Index, for the financial years ended December 31, 2003, 2002, 2001, 2000, 1999 and 1998:

For the Financial Years Ended
	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003

S&P/TSX Composite Index Return	100	131	139	119	103	128
Company Return	100	101	54	87	161	241

Interest of Insiders in Material Transactions

No insider of the Company and no associate or affiliate of any insider has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

Management Contracts

There are no other management functions of the Company which are, to any substantial degree, performed by a person other than the directors or senior officers of the Company.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no director or executive officer of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

Other Matters

Management of the Company knows of no other matters which will be brought before the Meeting, other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

Availability of Documents

The Company will provide to any person or corporation, upon request, one copy of any of the following documents:

(a)

the Company's latest Annual Information Form, together with any document, or the pertinent pages of any document, incorporated therein by reference;

(b)

the comparative financial statements of the Company for the Company's most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, and any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year; and

(c)

the Information Circular of the Company in respect of the most recent annual meeting of shareholders of the Company which involved the election of directors.

Copies of the above documents will be provided, upon request to the Controller and Corporate Secretary of the Company at 1500-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, free of charge to shareholders of the Company.  The Company may require the payment of a reasonable charge from any person or corporation who is not a shareholder of the Company and who requests a copy of any such document.

Approval of this Circular

The contents of this Information Circular have been approved by the directors of the Company and its mailing has been authorized by the directors of the Company pursuant to resolutions passed as at April 6, 2004.

DATED at Vancouver, British Columbia, this 6th day of April, 2004.

BY ORDER OF THE BOARD

(Signed) GORDON JANG,

Controller and Corporate Secretary

APPENDIX "A"

PAN AMERICAN SILVER CORP.

PROPOSED RESOLUTIONS

Resolution No. 1

Ordinary resolution of the Meeting approving the issuance of a Share Bonus to certain senior officers of the Company and its subsidiaries:

"WHEREAS:

.

Pan American Silver Corp. (the "Company") wishes to issue to certain senior officers of the Company or its subsidiaries common shares in the capital of the Company ("Shares") for their performance on behalf of the Company or such subsidiaries:

BE IT RESOLVED that:

1.

Subject to the receipt of all necessary regulatory approvals, the issuance of 16,058 Shares to the following senior officers of the Company or its subsidiaries, all of whom are insiders of the Company, as defined in the Securities Act (Ontario), for their extraordinary contributions to the advancement of the Company:

Name of Insider

Number of Shares

ROSS J. BEATY

3,030

GEOFFREY A. BURNS

3,030

ANDReS DASSO

2,303

ROBERT PIROOZ

1,818

STEVEN BUSBY

1,636

ANDREW POOLER

1,272

BRENDA RADIES

909

WILLIAM FAUST

848

GORDON JANG

606

STUART MOLLER

is hereby approved and the issuance of such Shares by the Board of Directors of the Company (the "Board") on behalf of the Company is hereby ratified, approved and confirmed; and

2.

Any one of a group consisting of the directors and officers of the Company be and is hereby authorized, for and on behalf of the Company, to do all acts and things, to settle the form of, execute, under the Company's common seal or otherwise, and deliver all documents and instruments, to give all notices and to deliver, file with the regulatory authorities or otherwise, and distribute all documents and information which may, in the opinion of such person, be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action."

Resolution No. 2

Ordinary resolution of the Meeting approving an amendment to the Plan to allow for the issuance of Bonus Shares.

"WHEREAS:

A.

The Shareholders of the Company wish to amend and restate the terms of the Company's Stock Option Plan approved by the Board on March 26, 1998 and approved by the members of the Company on May 5, 1998 and amended by the members of the Company on May 20, 1999, May 11, 2000 and September 5, 2002 (the "Plan") to permit the issuance of Shares to directors, officers and Service Providers (as defined in the Plan) of the Company and any of its subsidiaries from time to time pursuant to the Plan;

BE IT RESOLVED, as an ordinary resolution that:

1.

Subject to the receipt of all necessary regulatory approvals, the Plan be amended and restated to grant the Board the power and authority, in its sole and absolute discretion, to allot, issue and deliver in such a manner as the Board, in its sole and absolute discretion, deems fit, fully paid and non-assessable Shares, up to a total of 50,000 Shares ("Bonus Shares") in each calendar year, to those directors, officers and Service Providers (as defined in the Plan) of the Company and any of its subsidiaries whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company, by replacing all terms and conditions of existing Plan with the terms and conditions of the amended and restated Plan set out in Appendix "B" to the Information Circular in respect of this Meeting;

2.

The above amendment and restatement of the Plan by the Board is hereby ratified, approved and confirmed;

3.

Any one of a group consisting of the directors and officers of the Company be and is hereby authorized, for and on behalf of the Company, to do all acts and things, to settle the form of, execute, under the Company's common seal or otherwise, and deliver all documents and instruments, to give all notices and to deliver, file with the regulatory authorities or otherwise, and distribute, all documents and information which may, in the opinion of such person, be necessary or desirable to implement to this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action."

Resolution No. 3

Ordinary resolution of the Meeting amending the Plan to increase the maximum number of Shares issuable thereunder.

"WHEREAS:

A.

Section 3.2 of the Plan currently provides that the maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 4,846,084 or such additional amount as may be approved from time to time by the shareholders of the Company; and

B.

The shareholders of the Company wish to increase the number of Shares in the capital of the Company that may be issued upon the exercise of options granted under the Plan (and, in the event that the amendment and restatement of the Plan contemplated by

                Resolution No. 2 above receives the requisite shareholder and regulatory approvals, the number of Bonus Shares that may be issued under the Plan);

BE IT RESOLVED, as an ordinary resolution, that:

1.

Subject to the receipt of all necessary regulatory approvals, section 3.2 of the Plan be amended to increase the maximum number of Shares which may be issuable pursuant to options granted under the Plan (and, in the event that the amendment to the Plan contemplated by Resolution No. 2 above receives the requisite shareholder and regulatory approvals, Bonus Shares issued under the Plan) by 2,153,916 or such additional amount as may be approved from time to time by the shareholders of the Company.

2.

The above amendment of the Plan by the Board is hereby ratified, approved and confirmed; and

3.

Any one of a group consisting of the directors and officers of the Company be and is hereby authorized, for and on behalf of the Company, to do all acts and things, to settle the form of, execute, under the Company's common seal or otherwise, and deliver all documents and instruments, to give all notices and to deliver, file with the regulatory authorities or otherwise, and distribute all documents and information which may, in the opinion of such person, be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action."

APPENDIX "B"

PAN AMERICAN SILVER CORP.

STOCK OPTION AND STOCK BONUS PLAN

1.

PURPOSE OF THE PLAN

Pan American Silver Corp. (the "Company") hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the "Pan American Silver Corp. Stock Option and Stock Bonus Plan" (the "Plan").  The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the progress of the Company by:  (i) granting to such individuals options, exercisable over periods of up to ten years as determined by the board of directors of the Company, to buy shares of the Company at a price equal to the weighted average market price on the five trading days prior to the date the option is granted; or (ii) issuing to such individuals common shares in the capital of the Company.

2.

DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1

"Associate" means an associate as defined in the Securities Act (British Columbia).

2.2

"Board" means the board of directors of the Company.

2.3

"Bonus Shares" has the meaning ascribed thereto in section 6.1 of this Plan.

2.4

"Company" means Pan American Silver Corp. and its successors.

2.5

"Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)

being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)

acting as a director or officer of the Company or its subsidiaries.

2.6

"Exchanges" means the Toronto Stock Exchange and the Nasdaq National Market, and, if applicable, any other stock exchange or securities market on which the Shares are listed.

2.7

"Expiry Date" means the date set by the Board under section 3.1 of this Plan, representing the last date on which an Option may be exercised.

2.8

"Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted.

2.9

"Insider" means:

(a)

an insider as defined in the Securities Act (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b)

an Associate of any person who is an insider under subsection (a).

2.10

"Market Price" of Shares at any date means the weighted average trading price of the Shares on the Toronto Stock Exchange or the Nasdaq National Market as selected by the Board or, if the Shares are listed on neither the Toronto Stock Exchange nor the Nasdaq National Market, such other stock exchange or securities market on which Shares are listed as is selected by the Board, on the five trading days (on which at least one board lot of the Shares was traded) prior to such date.

2.11

"Option" means an option to purchase Shares granted pursuant to this Plan.

2.12

"Option Agreement" means an agreement, in substantially the form attached hereto as Schedule A, whereby the Company grants to an Optionee an Option.

2.13

"Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5 of this Plan.

2.14

"Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

2.15

"Optionee" means each of the directors, officers and Service Providers granted an Option pursuant to this Plan and their heirs, executors and administrators.

2.16

"Plan" means this Pan American Silver Corp. Stock Option and Stock Bonus Plan.

2.17

"Service Provider" means:

(a)

an employee of the Company or any of its subsidiaries;

(b)

any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and

(c)

any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider under subsection 2.16(b) of this Plan.

2.18

"Shares" means the common shares in the capital of the Company as constituted on the date of this Plan provided that, in the event of any adjustment pursuant to section 5 of this Plan, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.19

"Unissued Option Shares" means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5 of this Plan, such adjustments to be cumulative.

3.

GRANT OF OPTIONS

3.1

Option Terms.  The Board may from time to time authorize the issue of Options to directors, officers and Service Providers of the Company and any of its subsidiaries.  The Option Price under each Option shall be the Market Price on the Grant Date.  The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years from the Grant Date.  Options shall be non-assignable and non-transferable, and subject to such vesting provisions as the Board in their sole discretion shall determine.

3.2

Limits on Shares Issuable on Exercise of Options and on the Grant of Bonus Shares. The maximum number of Shares which may be issuable pursuant to Options granted or Bonus Shares issued under the Plan shall be 4,846,084 or such additional amount as may be approved from time to time by the shareholders of the Company.  The number of shares issuable to any one Optionee under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding common shares  in the capital of the Company on a non-diluted basis.  The number of Shares which may be reserved for issue pursuant to Options granted to Insiders under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, in aggregate, shall not exceed 10% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis.  The number of Option Shares and Bonus Shares which may be issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a)

to Insiders in aggregate, shall not exceed 10% of the outstanding issue; and

(b)

to any one Optionee who is an Insider and any Associates of such Insider, shall not exceed 5% of the outstanding issue.

For the purposes of this section, Option Shares and Bonus Shares issued pursuant to an entitlement granted prior to the Optionee or recipient of the Bonus Shares becoming an Insider may be excluded in determining the number of Shares issuable to Insiders.  For the purposes of subsections (a) and (b) above, "outstanding issue" is determined on the basis of the number of common shares in the capital of the Company that are outstanding immediately prior to the Option Share or Bonus Share issuance in question, excluding common shares in the capital of the Company issued pursuant to share compensation arrangements prior to such one-year period.

3.3

Option Agreements.  Each Option shall be confirmed by the execution of an Option Agreement.  Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee.  The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.

EXERCISE OF OPTION

4.1

Manner of Exercise.  An Option shall be exercisable by the Optionee delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share.  Upon the Company's receipt of such notice and payment there will be a binding contract for the issue of the Option Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan.  Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case:

(a)

the Option shall not have been validly exercised; and

(b)

the Option shall no longer be exercisable unless the Board determines otherwise.

.

General Rule.  Subject to section 4.3 of this Plan, an Option may be exercised to purchase any number of Shares up to the number of Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. (Vancouver time) on the Expiry Date.

4.3

Termination of Affiliation.  If an Optionee ceases to be a director, officer or Service Provider of the Company or its subsidiaries, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option as follows:

(a)

Resignation or Ceasing to Hold Office.  If the Optionee, or in the case of an Option granted to any Optionee who satisfies the definition of Service Provider set out in subsection 2.16(c) of this Plan, the Optionee's employer, ceases to be employed or engaged by the Company and any of its subsidiaries (including by way of voluntary resignation or retirement as a director, officer or Service Provider), each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 30 days after the Optionee ceases to be a director, officer or Service Provider;

(b)

Death.  Notwithstanding subsection 4.3(a) of this Plan, if the Optionee ceases to be a director, officer or Service Provider of the Company and any of its subsidiaries due to death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 12 months after the date of death or Disability; and

(c)

For Cause.  Notwithstanding subsection 4.3(a) of this Plan, if the Optionee, or, in the case of an Option granted to an Optionee who satisfies the definition of Service Provider set out in subsection 2.16(c) of this Plan, the Optionee's employer:

(i)

ceases to be employed or engaged by the Company and any of its subsidiaries for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee or Optionee's employer is employed or engaged;

(ii)

ceases to be a director, officer or Service Provider of the Company and any of its subsidiaries by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order; or

(iii)

ceases to be eligible to hold office as a director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute,

each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date on which the Optionee ceases to be a director, officer or Service Provider.

4.4

Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement.  If the Optionee, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subsection 2.16(c) of this Plan, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company and any of its subsidiaries, the loss of the right to purchase Shares pursuant to section 4.3 of this Plan shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatever in respect of such Optionee.

5.

ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1

Share Reorganization.  Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)

the Option Price will be adjusted to a price per Share which is the product of:

(i)

the Option Price in effect immediately before that effective date or record date; and

(ii)

a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)

the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2

Special Distribution.  Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)

shares of the Company, other than the Shares;

(b)

evidences of indebtedness;

(c)

any cash or other assets, excluding cash dividends (other than cash dividends which the board of directors of the Company has determined to be outside the normal course); or

(d)

rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

5.3

Corporate Organization.  Whenever there is:

(a)

a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2 of this Plan;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)

a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares.

5.4

No Fractional Shares.  No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of a Share Reorganization or Corporate Reorganization, an Optionee would become entitled to a fractional Share, such Optionee shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with the fractional interest so disregarded.  Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Option unless such amount of Shares represents the balance left to be exercised under the Option.

6.

Bonus Shares

6.1

Title.  The Board shall have the power and authority in its sole and absolute discretion, to allot, issue and deliver in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 50,000 common shares ("Bonus Shares"), in each calendar year, to those directors, officers and Service Providers of the Company or any of its subsidiaries whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company.

6.2

Title.  The Bonus shares will be issued in consideration of the fair value of the extraordinary contribution of the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price on the trading day immediately preceding the day on which the Bonus Shares are issued.  No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

6.3

Title.  Nothing in this Plan shall require the issue or distribution of any Bonus Shares in any given year or the distribution to any particular person of Bonus Shares at any time.  The receipt by a recipient in any year of Bonus Shares shall not create any entitlement to a receipt of Bonus Shares by such recipient in any other year.  No person shall have any right to receive a distribution Bonus Shares in a year, whether or not other persons receive Bonus Shares in such other year.  The pool of Bonus Shares available for any given year, if not distributed, shall cease to be available at the end of such year and shall not accumulate or be available for any succeeding year.  The Bonus Shares available for distribution in any year will be included for the purposes of calculating the amounts set out in section 3.2 of this Plan.

7.

MISCELLANEOUS

7.1

Form of Notice.  A notice given to the Company shall be in writing, signed by the Optionee and delivered to the Secretary of the Company.

7.2

Right to Employment.  Neither this Plan nor any of the provisions hereof shall affect in any way the Optionee's right to continued employment with the Company or its subsidiaries or the Company's right to terminate such employment.

7.3

Amendment and Waiver.  Subject to pre-clearance with the Toronto Stock Exchange and any other prior regulatory approval where required, the Company may from time to time amend any provisions of the Plan, but no such amendment can impair any of the rights of any Optionee under any Option then outstanding and any material amendment to the Plan or increase in the maximum number of Shares which may be issuable under the Plan as set out in section 3.2 of this Plan will require the approval of shareholders of the Company.

7.4

No Assignment.  No Optionee may assign any of his rights under the Plan.

7.5

Conflict.  In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

7.6

Time of Essence.  Time is of the essence of this Plan and of each Option Agreement.  No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

7.7

Entire Agreement.  This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to an Option and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE A

PAN AMERICAN SILVER CORP.

STOCK OPTION AND STOCK BONUS PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Pan American Silver Corp. ("the Company") and the Optionee named below pursuant to the Pan American Silver Corp. Stock Option and Stock Bonus Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

(a)

on _________________, ______ (the "Grant Date");

(b)

________________________________ (the "Optionee");

(c)

was granted the option to purchase ____________ Common Shares (the "Option Shares") of the Company;

(d)

for the price (the "Option Price") of $__________ per share;

(e)

which will become exercisable up to, but not after ___________, _____ (the "Expiry Date"), as follows:

(i)

up to ____________ Option Shares after ______________;

(ii)

up to ____________ Option Shares after ______________;

(iii)

up to ____________ Option Shares after ______________; and

(iv)

up to ____________ Option Shares after ______________,

all on terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the _____ day of ______________, _________.

PAN AMERICAN SILVER CORP.

Optionee

By:

       Authorized Signatory

By:

       Authorized Signatory

APPENDIX "C"

Toronto Stock Exchange - Statement of Corporate Governance Practices

		TSX Corporate Governance Guidelines	Does the Company Align?	Discussion
1.		Board of Directors should explicitly assume responsibility for the stewardship of the corporation and specifically for:	Yes

The Board's principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company's business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals.  The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

	(a)	Adoption of a strategic planning process	Yes

The Board's written mandate requires it to adopt, supervise and provide guidance on the Company's strategic planning process and approve a strategic plan which takes into account, among other things, the opportunities and risks of the Company's business.  Board meetings from time to time focus on substantial strategic planning matters.  Each year the Board reviews and approves a strategic plan and budget.

	(b)	Identification of specific risks and implementing risk management systems	Yes

The Board's written mandate requires it to identify the principal risks of the Company's business and ensure the implementation of appropriate risk management systems.  The Board has put structures in place, including the Audit Committee and the Environmental Committee, for the identification of principal risks, and is taking reasonable steps to manage these risks.  All capital plans, any transactions for hedging arrangements or forward sales or purchases of silver or other metals, and any policies for management of foreign currency risk require the prior approval of the Board or a committee thereof.

	(c)	Succession planning and monitoring senior management	Yes

The Board's written mandate requires it to ensure that the Company has management of the highest calibre and maintains adequate and effective succession planning for senior management.  The Compensation Committee and the Board as a whole reviews succession and management development plans on a regular basis.

	(d)	Communications policy	Yes	The Board's written mandate requires it to oversee the Company's communications policy with its shareholders and with the public generally.

The Company presently conducts an active shareholder relations program under the direction of its Vice-President, Corporate Relations.  The programs involves meeting with a broad spectrum of investors, including conference calls with analysts, investment fund managers and interested members of the public with respect to reported financial results and other announcements by the Company, as well as meeting with individual investors, members of the press and the public.  Shareholders are informed of developments in the Company by the issuance of timely press releases.

Management of the Company and the Vice-President, Corporate Relations, in particular, routinely make themselves available to shareholders to respond to questions and concerns.  Shareholder concerns are dealt with on an individual basis, usually by providing requested information.  Significant shareholders' concerns are brought to the attention of management or the Board.

The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board.  The Board also monitors the policies and procedures that are in place to maintain a cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally.

	(e)	Integrity of internal control and management information systems	Yes

The Board's written mandate requires it, and specifically the Audit Committee, to oversee management's reporting on internal controls and ensure that management has designed and implemented an effective system of internal controls.  The Audit Committee reviews on a regular basis, and makes recommendations for improvements to, the adequacy of the corporation's internal controls and management information systems.

2.		Majority of directors should be "unrelated" (independent of management)	Yes	Five of the Company's eight current directors are unrelated.

3		Disclose for each director whether he or she is related, and how that conclusion is reached	Yes	Ross J. Beaty - related - Chairman and CEO Geoffrey A. Burns - related - President and COO John H. Wright - related - former President and COO

For the remainder of the directors, none of them or their associates have: worked for the Corporation; entered into material contracts with the Corporation; or received remuneration from the Corporation in excess of directors fees, stock options and reimbursement of expenses associated with attendance at Board meetings.

William A. Fleckenstein - unrelated Michael Larson - unrelated Michael J.J. Maloney - unrelated Paul B. Sweeney - unrelated John M. Willson - unrelated
4.	(a)	Appoint a committee responsible for appointment/assessment of directors	Yes

The Nominating and Governance Committee is required to identify, review the qualifications of and recommend to the Board possible nominees for election or re-election to the Board at each annual general meeting of the Company and to identify, review the qualifications of and recommend to the Board possible candidates to fill vacancies on the Board between annual general meetings.  The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.

	(b)	Composed exclusively of outside, non-management directors, the majority of whom are unrelated	Yes	All members of the Nominating and Governance Committee are outside, non-management and unrelated directors.
5.		Implement a process for assessing the effectiveness of the Board of directors, its committees and individual directors	Yes

The Nominating and Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

6.		Provide orientation and education programs for new directors	Yes

Each new director, on joining the Board, is given an outline of the nature of the Company's business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company's directors.  New directors are required to meet with management of the Company to discuss and better understand the business of the Company and will be advised by counsel to the Company of their legal obligations as directors of the Company.  Directors have been and will continue to be given tours of the Company's silver mines and development sites to give such directors additional insight into the Company's business.

7.		The Board of Directors should examine its size and where appropriate reduce the number of directors, with a view to improving effectiveness	Yes

The Nominating and Governance Committee annually reviews and makes recommendations to the Board with respect to its size.  Both the Nominating and Governance Committee and the Board as a whole believe that the size of the Company's board of directors is appropriate in light of the Company's current size and scope of operations.

8.		Review compensation of directors to reflect risk and responsibility	Yes	The Nominating and Governance Committee reviews directors' compensation annually.
9.		Committees should generally be composed of non-management directors	Yes

The Board's Committees are composed of non-management directors, except the Environmental Committee.  All of the Company's directors are members of the Environmental Committee, reflecting the Company's commitment to conduct its operations in an environmentally ethical manner having regard to local laws, requirements and policies.  A majority of the members of the Environmental Committee are non-management and unrelated directors.

10.		Assign a committee responsible for approach to Corporate Governance	Yes

The Nominating and Governance Committee assists the Board in providing efficient and effective corporate governance for the benefit of shareholders.  It also annually reviews and makes recommendations to the Board with respect to: (i) the appropriateness of the mandates and responsibilities of the committees of the Board; and (ii) the appropriateness of the terms of the mandate and responsibilities of the Board.

11.		Define limits to management's responsibilities by developing position descriptions for:

	(a)	the Board of Directors	Yes

In February 1996 the Company's Board adopted a formal written mandate which defined its stewardship responsibilities.  This mandate was revised, amended and restated in April 2003 in light of proposed changes to the TSX's Corporate Governance Guidelines, as well as the provisions of the Sarbanes-Oxley Act of 2002 and proposed changes to the Nasdaq's corporate governance requirements.

	(b)	the Chief Executive Officer	Yes

The Board's written mandate includes terms of reference for the Chairman and Chief Executive Officer.  The Board expects the Chief Executive Officer and management of the Company to conduct the business of the Company in accordance with the Company's ongoing strategic plan and to meet or surpass the annual and long-term goals of the Company set by the Board in consultation with management.

	(c)	Board of Directors should approve Chief Executive Officer's corporate objectives	Yes

As part of its annual strategic planning process, the Chief Executive Officer annually presents his business and operational plans to the Board.  In response, the Board's specifies its expectations of the Chief Executive Officer and management both over the next financial year and in the context of the Company's long-term goals.  The Board reviews management's progress in meeting these expectations at meetings held throughout the year.

12.		Establish structures and procedures to ensure the Board of Directors can function independently of management	Yes

Procedures are in place to allow the Board to function independently of management at such times as are desirable and necessary.  Such procedures include: (i) the appointment of a committee of directors independent of management; (ii) the appointment of a "lead director" of the Board who is independent of management of the Company; and (iii) the institution of mechanisms to allow directors who are independent of management an opportunity to discuss issues in the absence of management.  The Nominating and Governance Committee ensures that the Board can function independently of management.

13.	(a)	Establish an Audit Committee with a specifically defined mandate	Yes	The mandate of the Audit Committee is described in detail in the Information Circular under the heading "Corporate Governance - Board Committees - Audit Committee".
	(b)	All members should be non-management directors	Yes	All members of the Audit Committee are non-management and unrelated directors.
14.		Implement a system to enable individual directors to engage outside advisors at corporation expense	Yes

Individual directors may, in appropriate circumstances and subject to the approval of the Nominating the Governance Committee, engage independent advisors at the expense of the Company.  Additionally, the Audit Committee is empowered to instruct and retain outside counsel or other experts as necessary.

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

PAN AMERICAN SILVER CORP. (the "Company")

ON TUESDAY, MAY 11, 2004, AT 2:00 PM (VANCOUVER TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Geoffrey A. Burns, an Officer of the Company, or failing this person, Robert Pirooz, an Officer of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To appoint Deloitte & Touche LLP as Auditors of the Company	______	______
2.	To authorize the Directors to fix the Auditors' remuneration	______	______
3.	To determine the number of Directors at eight	______	______
		For	**Withhold**
4.	To elect as Director, Ross J. Beaty	______	______
5.	To elect as Director, Geoffrey A. Burns	______	______
6.	To elect as Director, William A. Fleckenstein	______	______
7.	To elect as Director, Michael Larson	______	______
8.	To elect as Director, Michael J.J. Maloney	______	______
9.	To elect as Director, Paul B. Sweeney	______	______
10.	To elect as Director, John M. Willson	______	______
11.	To elect as Director, John H. Wright	______	______
		For	**Against**
12.	To issue a Share Bonus of 16,058 shares to senior officers	______	______
13.	To amend the Stock Option Plan to permit the issuance of Bonus Shares	______	______
14.	To amend the Stock Option Plan to increase the maximum number of shares issuable by an additional 2,153,916 shares	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company or the Company's agent.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

    (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

    OR

    (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. ***If no choice is specified, the securities represented by this Instrument of Proxy will be voted as if the Registered Shareholder had specified an affirmative vote. Further, this Instrument of Proxy also confers a discretionary authority on the appointed proxyholder to vote the securities with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit, but only if management of the Company has not been made aware a reasonable time prior to this solicitation that the amendments, variations or other matters are to be presented for action at the Meeting.***

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address of Computershare Trust Company of Canada is 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y7 and its fax number is 1-866-249-7775.

- 3 -

Pan American Silver Corp.

Request for Annual Report and Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, beneficial shareholders of the subject Corporation may elect annually to receive certain corporate mailings, including interim financial statements of the Corporation and the Annual Report, if they so request.  If you wish to receive such mailings, please complete this form and return it by fax to Computershare Trust Company of Canada at 1-866-249-7775; or you may return the form with your proxy in the enclosed envelope to:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

or you can register online at www.computershare.com/ca/mailinglist to receive such mailings

Please send me the Quarterly Interim Financial Statements for 2004

  [   ]

Please send me the Annual Report for 2004                                               [   ]

NAME:

_____________________________________________________________

ADDRESS:

_____________________________________________________________

_____________________________________________________________

POSTAL CODE:

___________________________

I confirm that I am a shareholder of the Corporation.

SIGNATURE OF

SHAREHOLDER:

______________________________________DATE:____________

CUSIP:

697900 10 8

SCRIP COMPANY CODE:

PAAQ